SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2014

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482-8700

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number

1.	Telefónica Group: 2013 Second half-yearly financial report	2

2013

Condensed consolidated interim financial statements (Condensed consolidated annual accounts) and Consolidated interim management report for the six-months ended December 31, 2013

Telefónica, S.A. and subsidiaries composing the Telefónica Group

Condensed consolidated interim financial statements 2013

Telefónica Group

Consolidated statements of financial position

Millions of euros	Note	12/31/2013 (*)	12/31/2012
ASSETS
A) NON-CURRENT ASSETS		89,597	104,177
Intangible assets	7	18,548	22,078
Goodwill	7	23,434	27,963
Property, plant and equipment	7	31,040	35,021
Investments accounted for by the equity method	8	2,424	2,468
Non-current financial assets	10	7,775	9,339
Deferred tax assets		6,376	7,308
B) CURRENT ASSETS		29,265	25,596
Inventories		985	1,188
Trade and other receivables		9,640	10,711
Current financial assets	10	2,117	1,872
Tax receivables		1,664	1,828
Cash and cash equivalents	10	9,977	9,847
Non-current assets held for sale		4,882	150

TOTAL ASSETS (A+B)		118,862	129,773

EQUITY AND LIABILITIES
A) EQUITY		27,482	27,661
Equity attributable to equity holders of the parent and other holders of equity instruments		21,185	20,461
Equity attributable to non-controlling interests		6,297	7,200
B) NON-CURRENT LIABILITIES		62,236	70,601
Non-current interest-bearing debt	10	51,172	56,608
Non-current trade and other payables		1,701	2,141
Deferred tax liabilities		3,063	4,788
Non-current provisions		6,300	7,064
C) CURRENT LIABILITIES		29,144	31,511
Current interest-bearing debt	10	9,527	10,245
Current trade and other payables		15,221	17,089
Current tax payables		2,203	2,522
Current provisions		1,271	1,651
Liabilities associated with non-current assets held for sale		922	4

TOTAL EQUITY AND LIABILITIES (A+B+C)		118,862	129,773

(*)	Unaudited data.

Condensed Notes 1 to 15 and Appendix I are an integral part of these consolidated statements of financial position.

Telefónica, S.A.    3

Condensed consolidated interim financial statements 2013

Telefónica Group

Consolidated income statements

		July-December (*)		January-December
Millions of euros	Note	2013	2012	2013 (*)	2012
INCOME STATEMENTS
Revenues	5	28,498	31,376	57,061	62,356
Other income		888	1,407	1,693	2,323
Supplies		(8,600)	(9,014)	(17,041)	(18,074)
Personnel expenses		(3,509)	(4,192)	(7,208)	(8,569)
Other expenses		(7,621)	(8,777)	(15,428)	(16,805)
OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION (OIBDA)	5	9,656	10,800	19,077	21,231
Depreciation and amortization	5 and 7	(4,522)	(5,302)	(9,627)	(10,433)
OPERATING INCOME	5	5,134	5,498	9,450	10,798
Share of loss of investments accounted for by the equity method	8	(332)	(777)	(304)	(1,275)
Finance income		492	521	933	963
Exchange gains		1,912	312	3,323	2,382
Finance costs		(1,851)	(2,034)	(3,629)	(4,025)
Exchange losses		(2,020)	(873)	(3,493)	(2,979)
Net financial expense		(1,467)	(2,074)	(2,866)	(3,659)
PROFIT BEFORE TAX		3,335	2,647	6,280	5,864
Corporate income tax		(560)	(501)	(1,311)	(1,461)
PROFIT FOR THE PERIOD		2,775	2,146	4,969	4,403
Non-controlling interests		(238)	(293)	(376)	(475)
PROFIT FOR THE PERIOD ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT		2,537	1,853	4,593	3,928
Basic and diluted earnings per share attributable to equity holders of the parent (euros)		0.55	0.41	1.01	0.87

(*)	Unaudited data.

Condensed Notes 1 to 15 and Appendix I are an integral part of these consolidated income statements.

Telefónica, S.A.    4

Condensed consolidated interim financial statements 2013

Telefónica Group

Consolidated statements of comprehensive income

Millions of euros	2013 (*)	2012
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
Profit for the year	4,969	4,403
Other comprehensive income (loss)
Gains (losses) on measurement of available-for-sale investments	32	(49)
Income tax impact	(10)	4
Reclassification of losses included in the income statement	51	46
Income tax impact	(15)	(3)
	58	(2)
Gains (losses) on hedges	831	(1,414)
Income tax impact	(247)	376
Reclassification of losses included in the income statement	121	173
Income tax impact	(36)	(5)
	669	(870)
Share of (loss) income recognized directly in equity of associates and others	(29)	(27)
Income tax impact	4	9
Reclassification of losses included in the income statement	1	4
Income tax impact	—	—
	(24)	(14)
Translation differences	(6,454)	(1,862)

Total other comprehensive loss recognized in the period (Items that may be reclassified subsequently to profit or loss)	(5,751)	(2,748)

Actuarial gains (losses) and impact of limit on assets for defined benefit pension plans	(49)	(154)
Income tax impact	1	39
	(48)	(115)

Total other comprehensive loss recognized in the period (Items that will not be reclassified subsequently to profit or loss)	(48)	(115)

Total comprehensive (loss) income recognized in the year	(830)	1,540

Attributable to:
Equity holders of the parent and other holders of equity instruments	(434)	1,652
Non-controlling interests	(396)	(112)
	(830)	1,540

(*)	Unaudited data

Condensed Notes 1 to 15 and Appendix I are an integral part of these consolidated statements of comprehensive income.

Telefónica, S.A.    5

Condensed consolidated interim financial statements 2013

Telefónica Group

Consolidated statements of changes in equity

	Attributable to equity holders of the parent and other holders of equity instruments
Millions of euros	Share capital	Share premium	Treasury shares	Other equity instruments	Legal reserve	Retained earnings	Available-for- sale investments	Hedges	Equity of associates and others	Translation differences	Total	Non- controlling interests	Total equity
Financial position at December 31, 2012	4,551	460	(788)	—	984	19,569	36	(715)	(7)	(3,629)	20,461	7,200	27,661
Profit for the year	—	—	—	—	—	4,593	—	—	—	—	4,593	376	4,969
Other comprehensive income (loss)	—	—	—	—	—	(48)	58	678	(24)	(5,691)	(5,027)	(772)	(5,799)

Total comprehensive income (loss)	—	—	—	—	—	4,545	58	678	(24)	(5,691)	(434)	(396)	(830)

Dividends paid	—	—	—	—	—	(1,588)	—	—	—	—	(1,588)	(739)	(2,327)
Net movement in treasury shares	—	—	244	—	—	(92)	—	—	—	—	152	—	152
Acquisitions and disposals of non-controlling interests and business combinations	—	—	—	—	—	66	—	—	—	45	111	238	349
Undated Deeply Subordinated Securities	—	—	—	2,466	—	—	—	—	—	—	2,466	—	2,466
Other movements	—	—	—	—	—	17	—	—	—	—	17	(6)	11
Financial position at December 31, 2013 (*)	4,551	460	(544)	2,466	984	22,517	94	(37)	(31)	(9,275)	21,185	6,297	27,482

	Attributable to equity holders of the parent and other holders of equity instruments
Millions of euros	Share capital	Share premium	Treasury shares	Other equity instruments	Legal reserve	Retained earnings	Available-for- sale investments	Hedges	Equity of associates and others	Translation differences	Total	Non- controlling interests	Total equity
Financial position at December 31, 2011	4,564	460	(1,782)	—	984	19,374	38	154	7	(2,163)	21,636	5,747	27,383
Profit for the year	—	—	—	—	—	3,928	—	—	—	—	3,928	475	4,403
Other comprehensive income (loss)	—	—	—	—	—	(112)	(2)	(870)	(14)	(1,278)	(2,276)	(587)	(2,863)

Total comprehensive income (loss)	—	—	—	—	—	3,816	(2)	(870)	(14)	(1,278)	1,652	(112)	1,540

Dividends paid	71	—	—	—	—	(2,907)	—	—	—	—	(2,836)	(442)	(3,278)
Net movement in treasury shares	—	—	(327)	—	—	(299)	—	—	—	—	(626)	—	(626)
Acquisitions and disposals of non-controlling interests and business combinations	—	—	—	—	—	1,170	—	1	—	(188)	983	1,800	2,783
Capital reduction	(84)	—	1,321	—	—	(1,237)	—	—	—	—	—	—	—
Other movements	—	—	—	—	—	(348)	—	—	—	—	(348)	207	(141)
Financial position at December 31, 2012	4,551	460	(788)	—	984	19,569	36	(715)	(7)	(3,629)	20,461	7,200	27,661

(*)	Unaudited data.

Condensed notes 1 to 15 and Appendix I are an integral part of these consolidated statements of changes in equity.

Telefónica, S.A.    6

Condensed consolidated interim financial statements 2013

Telefónica Group

Consolidated statements of cash flows

Millions of euros	2013 (*)	2012
Cash flows from operating activities
Cash received from customers	69,149	75,962
Cash paid to suppliers and employees	(50,584)	(55,858)
Dividends received	49	85
Net interest and other financial expenses paid	(2,464)	(2,952)
Taxes paid	(1,806)	(2,024)
Net cash from operating activities	14,344	15,213
Cash Flows from investing activities
Proceeds on disposals of property, plant and equipment and intangible assets	561	939
Payments on investments in property, plant and equipment and intangible assets	(9,674)	(9,481)
Proceeds on disposals of companies, net of cash and cash equivalents disposed	260	1,823
Payments on investments in companies, net of cash and cash equivalents acquired	(398)	(37)
Proceeds on financial investments not included under cash equivalents	50	30
Payments on financial investments not included under cash equivalents	(386)	(834)
Payments on placements of cash surpluses not included under cash equivalents	(314)	(318)
Government grants received	1	1
Net cash used in investing activities	(9,900)	(7,877)
Cash flows from financing activities
Dividends paid	(2,182)	(3,273)
Transactions with equity holders	65	656
Operations with other equity holders	2,466	—
Proceeds on issue of debentures and bonds	5,634	8,090
Proceeds on loans, borrowings and promissory notes	3,231	6,002
Cancellation of debentures and bonds	(5,667)	(4,317)
Repayments of loans, borrowings and promissory notes	(6,232)	(8,401)
Net cash used in financing activities	(2,685)	(1,243)
Effect of changes in exchange rates	(1,468)	(382)
Effect of changes in consolidation methods	(161)	1
Net increase (decrease) in cash and cash equivalents during the period	130	5,712
CASH AND CASH EQUIVALENTS AT JANUARY 1	9,847	4,135
CASH AND CASH EQUIVALENTS AT DECEMBER 31	9,977	9,847
RECONCILIATION OF CASH AND CASH EQUIVALENTS WITH THE STATEMENT OF FINANCIAL POSITION
BALANCE AT JANUARY 1	9,847	4,135
Cash on hand and at banks	7,973	3,411
Other cash equivalents	1,874	724
BALANCE AT DECEMBER 31	9,977	9,847
Cash on hand and at banks	7,834	7,973
Other cash equivalents	2,143	1,874

(*)	Unaudited data

Condensed Notes 1 to 15 and Appendix I are an integral part of these consolidated statements of cash flows.

Telefónica, S.A.    7

Condensed consolidated interim financial statements 2013

Telefónica, S.A. and subsidiaries composing the Telefónica Group

Condensed explanatory notes to the condensed consolidated interim financial statements (condensed annual accounts) for the six-months ended December 31, 2013

Note 1. Background and general information

Telefónica, S.A. and its subsidiaries and investees (“Telefónica”, “the Company”, the “Telefónica Group” or “the Group”) make up an integrated and diversified telecommunications group operating mainly in Europe and Latin America. The Group’s activity is centered around services of fixed and mobile telephony, broadband, Internet, data traffic, pay TV and other digital services.

The parent company of the Group is Telefónica, S.A., a public limited company incorporated on April 19, 1924 for an indefinite period. Its registered office is at calle Gran Vía 28, Madrid (Spain).

The website www.telefonica.com provides more information about the organizational structure of the Group, the sectors in which it operates and the products it offers.

As a multinational telecommunications company which operates in regulated markets, the Group is subject to different laws and regulations in each of the jurisdictions in which it operates, pursuant to which permits, concessions or licenses must be obtained in certain circumstances to provide the various services.

In addition, certain wireline and wireless telephony services are provided under regulated rate and price systems.

Note 2. Basis of presentation

The condensed consolidated interim financial statements for the six-month period ended December 31, 2013 (hereinafter the “interim financial statements”) have been prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting and Article 12 of Royal Decree 1362/2007, of October 19. Therefore, they do not contain all the information and disclosures required in complete annual consolidated financial statements and, for adequate interpretation, should be read in conjunction with the consolidated annual financial statements for the year ended December 31, 2012.

The accompanying interim financial statements were approved by the Company’s Board of Directors at its meeting on February 26, 2014.

The figures in these interim financial statements are expressed in millions of euros, unless otherwise indicated, and therefore may be rounded.

Telefónica, S.A.    8

Condensed consolidated interim financial statements 2013

Note 3. Comparison of information

The accompanying interim financial statements include figures for 2012 for comparative purposes.

With respect to seasonality, the historical performance of consolidated results does not indicate that the operations, taken as a whole, are subject to significant variations between the first and second halves of the year.

The main events and changes in the consolidation scope affecting comparability of the consolidated information for 2013 and 2012 (see Appendix I for a more detailed explanation of the changes in consolidation scope in 2013) are as follows:

2013

a) Devaluation of the Venezuelan bolivar

On February 8, 2013, the Venezuelan bolivar was devalued from 4.3 bolivars per U.S. dollar to 6.3 bolivars per U.S. dollar.

The exchange rate of 6.3 bolivars per U.S. dollar has been used in the conversion of the financial information of Venezuelan subsidiaries for the whole year 2013. The principal impacts of the devaluation of the Venezuelan bolivar have been the following:

•	The decrease of the Telefónica Group’s net assets in Venezuela as a result of the conversion to euros at the devalued exchange rate with a balancing entry in Group equity of approximately 1,000 million euros, based on the net assets as at December 31, 2012.

•	Increase in the net financial debt resulting from the application of the new exchange rate to the net asset value in bolivars of approximately 873 million euros, as per the balance as at December 31, 2012.

b) Sale of 40% of Telefónica’s subsidiaries in Guatemala, El Salvador, Nicaragua and Panama

On April 2013 Telefónica reached an agreement with Corporación Multi Inversiones to sell 40% of Telefónica’s stake in its subsidiaries in Guatemala, El Salvador, Nicaragua and Panama, through Telefónica Centroamérica Inversiones, S.L.

Following the fulfillment of the conditions to which the closing of the sale was subject, the closing of the transaction was on August 2, 2013. The value of the sale amounted to 500 million U.S. dollars (equivalent to 377 million euros on the date of execution of the sale), plus payment of an additional variable amount of up to 72 million U.S. dollars, according to the evolution and operational performance of the transferred assets.

The Telefónica Group maintains control of these companies, and therefore the transaction had no impact on the consolidated income statement at its completion, as it is a transaction with non-controlling interests. The impact of this transaction in the consolidated equity was a 111 million euros increase in “Equity attributable to equity holders of the parent and other holders of equity instruments”, and a 283 million euros increase in “Equity attributable to non-controlling interests”.

c) Agreement for sale of ownership interest in Telefónica Czech Republic, a.s.

On November 5, 2013 Telefónica reached an agreement to sell 65.9% of Telefónica Czech Republic, a.s. to PPF Group N.V.I. for an equivalent of approximately 2,467 million euros in cash at the date of the agreement. Telefónica will retain a 4.9% equity stake.

Telefónica, S.A.    9

Condensed consolidated interim financial statements 2013

The transaction was completed on January 28, 2014 after obtaining the relevant regulatory authorizations (see Note 14).

As a result of the transaction, a loss was recognized for the 176 million-euro adjustment to the value of the assets assigned to Telefónica Czech Republic, under “Other expenses” in the consolidated income statement for 2013.

Consolidated assets and liabilities subject to this transaction have been classified under “Non-current assets held for sale” and “Liabilities associated with non-current assets held for sale”, respectively, in the consolidated statement of financial position at December 31, 2013. Their composition is as follows:

Millions of euros	12/31/2013
Non-current assets	3,436
Current assets	412
Non-current liabilities	280
Current liabilities	436

d) Agreement for sale of ownership interest in Telefónica Ireland, Ltd.

In June 2013 Telefónica reached an agreement with Hutchison Whampoa Group for the sale of Telefónica’s 100% participation in Telefónica Ireland, Ltd. for 850 million euros, including an initial cash consideration of 780 million euros to be paid at the closing of the transaction, and an additional deferred payment of 70 million euros to be settled based on the completion of agreed financial objectives.

At the date of preparation of these interim financial statements the transaction is subject, among other conditions, to the relevant competition approvals.

Consolidated assets and liabilities subject to this transaction have been classified under “Non-current assets held for sale” and “Liabilities associated with non-current assets held for sale”, respectively, in the consolidated statement of financial position at December 31, 2013.

Millions of euros	12/31/2013
Non-current assets	836
Current assets	191
Non-current liabilities	35
Current liabilities	171

e) Reduction of the value of the shareholding in Telecom Italia (2013-2012)

In 2013 and 2012 adjustments to the value of the stake of Telco, S.p.A. in Telecom Italia, S.p.A. were made, which coupled with the contribution to results in the year, resulted in a negative impact on “Share of loss of investments accounted for by the equity method” of 267 million euros and 1,277 million euros, respectively (186 million euros and 894 million euros to impact to consolidated net profit, respectively, after tax).

Subsequent to the adjustment made, the value of the stake held in Telecom Italia, S.p.A. through Telco, S.p.A. is equivalent to 1 euro per share (1.2 euros per share at December 31, 2012).

Telefónica, S.A.    10

Condensed consolidated interim financial statements 2013

2012

a) Restructuring of the wireline and wireless businesses in Colombia

As a result of the agreements reached in 2012 to restructure the wireline and wireless businesses in Colombia the following commitments were adopted:

•	The merger of Colombia Telecomunicaciones, S.A. ESP and Telefónica Móviles Colombia, S.A.

•	The assumption by the Colombian National Government (the “Colombian government”) of 48% of the payment obligations not yet due of Colombia Telecomunicaciones, S.A. ESP to the Patrimonio Autónomo Receptor de Activos de la Empresa Nacional de Telecomunicaciones (PARAPAT).

•	The extension by six years, to 2028, of the payment obligations not yet due of Colombia Telecomunicaciones, S.A. ESP to the PARAPAT.

Upon completion of the merger between Colombia Telecomunicaciones, S.A. ESP and Telefónica Móviles Colombia, S.A. Telefónica obtained a 70% shareholding in the resulting company and the Colombian government obtained the remaining 30%.

As a result of compliance with the described agreements, the debt of the Telefónica Group decreased by an amount equivalent to 1,499 million euros.

The impacts of the transaction were recognized as an increase to “Equity attributable to equity holders of the parent and other holders of equity instruments” and a decrease to “Equity attributable to non-controlling interests” in the amounts of 1,611 million euros and 116 million euros, respectively.

b) Public offering of shares in Telefónica Deutschland Holding, A.G.

On October 29, 2012, the public offering of shares in the subsidiary Telefónica Deutschland Holding, A.G. was completed by the placement of 258,750,000 shares, corresponding to 23.17% of total capital of Telefónica Deutschland Holding, A.G.

The transaction totalled 1,449 million euros, and resulted in a 628 million euros decrease in “Retained earnings”. In addition, “Equity attributable to non-controlling interests” rose 2,043 million euros, after taking into account transaction costs.

c) Sale of the investment in the CRM Atento business

On December 12, 2012, the Telefónica Group completed the sale of its Atento Customer Relationship Management (CRM) business to a group of companies controlled by Bain Capital.

The transaction was valued at 1,051 million euros, including a 110 million euros vendor loan and certain deferred payments also amounting to 110 million euros.

The transaction had the positive effect of reducing the Telefónica Group’s debt level by 812 million euros at the close of the transaction.

Gains obtained on the divestment amounted to 61 million euros and were recognized under “Other income” in the 2012 consolidated income statement.

d) Reduction in the investment in China Unicom

In July 2012, 1,073,777,121 shares in China Unicom (Hong Kong) Limited (China Unicom), equivalent to 4.56% of total capital in that company, were sold at a price of 10,748 million Hong Kong dollars (approximately 1,142 million euros) from the sale. The transaction resulted in a loss of 97 million euros, recognized under “Other expenses” in the consolidated income statement for 2012.

Under this agreement, the Telefónica Group retains 5.01% of China Unicom, which gives it a seat on the company’s Board of Directors.

Telefónica, S.A.    11

Condensed consolidated interim financial statements 2013

Note 4. Accounting policies

The accounting policies applied in the preparation of the interim financial statements for the six-month period ended December 31, 2013 are consistent with those used in the preparation of the Group’s consolidated annual financial statements for the year ended December 31, 2012, except for the application of new standards, amendments to standards and interpretations published by the International Accounting Standards Board (IASB) and the IFRS Interpretations Committee (IFRIC), and adopted by the European Union, effective as of January 1, 2013, noted below:

•	IFRS 10 Consolidated Financial Statements

IFRS 10 establishes a single control model that applies to all entities including special purpose entities. The changes introduced by IFRS 10 will increase the number of indicators to be considered by management in order to determine which entities are controlled and therefore are required to be consolidated by a parent. The adoption of these criteria has not resulted in changes in the consolidation scope for the Group.

•	IFRS 11 Joint Arrangements

IFRS 11 establishes principles for the financial reporting of parties to joint arrangements. It defines joint control as the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control, and removes the option to account for jointly controlled entities using proportionate consolidation. Instead, joint arrangements that meet the definition of a joint venture must be accounted for using the equity method, while joint arrangements that meet the definition of joint operations are accounted for by integrating assets and liabilities, and the related revenues and expenses, in proportion to the joint operator’s interest in the arrangement. This new standard has been applied retrospectively for joint arrangements held at the date of initial application. Pursuant to the adoption of this standard, the consolidation method for certain joint arrangements has changed. However, such changes have had no significant impact on the Group’s financial position or results.

•	IFRS 12 Disclosure of Interests in Other Entities

IFRS 12 includes disclosures relating to an entity’s interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. A number of new disclosures are also required. The adoption of this standard has had no impact on the disclosures included in the Group’s interim consolidated financial statements.

•	IFRS 13 Fair Value Measurement

IFRS 13 defines fair value, sets out a framework for measuring fair value and requires disclosures about fair value measurement. Pursuant to the adoption of this standard, new disclosures concerning the measurement of financial instruments have been included in the Group’s interim consolidated financial statements.

•	IAS 19 Employee Benefits (Revised)

Revised IAS 19 prescribes the accounting and disclosure by employers for employee benefits. The amendments include fundamental changes such as the concept of expected returns on plan assets, which should be equal to the discount rate used to measure the corresponding liability. The amendments also include clarifications and re-wording. The application of this revised standard has had no significant impact on the Group’s financial position or results.

Telefónica, S.A.    12

Condensed consolidated interim financial statements 2013

•	IAS 28 Investments in Associates and Joint Ventures

IAS 28 prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. The standard defines significant influence, defines the equity method and is to be applied by all entities that are investors in a joint venture or that hold significant influence over an investee. The application of this revised standard has had significant no impact on the Group’s financial position or results.

•	Amendments to IAS 1 Presentation of Items of Other Comprehensive Income

The amendments improve the consistency and clarity of the presentation of items of other comprehensive income (OCI), requiring for entities to group items presented in OCI on the basis of whether they are potentially reclassifiable (“recycled”) to profit or loss at a future point in time. The amendments do not change the option to present items of OCI either before tax or net of tax. However, if the items are presented before tax then the amendments require entities to show separately the tax related to each of the two groups of OCI items (those that might be “recycled” and those that will never be “recycled”). Pursuant to the application of these amendments, the presentation of items in the statement of other comprehensive income, included in the Group’s interim consolidated financial statements, has been modified.

•	Amendments to IFRS 7 Disclosures – Offsetting Financial Assets and Financial Liabilities

The amendments require entities to disclose information so that users of financial statements are able to assess the effect or potential effect of netting arrangements and similar agreements on the entity’s financial position. The new disclosures are required for all recognized financial instruments that are set off in accordance with IAS 32 Financial Instruments: Presentation. The disclosures also apply to recognized financial instruments that are subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are set off in accordance with IAS 32. The adoption of these amendments has had no impact on the disclosures included in the Group’s interim consolidated financial statements.

•	Annual improvements to IFRSs 2009 – 2011 Cycle (May 2012)

The annual improvements project provides a vehicle for making non-urgent but necessary amendments to IFRSs, with the aim of removing inconsistencies and clarifying wording. These improvements have had no impact on the results or financial position of the Group.

Telefónica, S.A.    13

Condensed consolidated interim financial statements 2013

New standards and IFRIC interpretations issued but not effected as of December 31, 2013

At the date of preparation of the interim financial statements, the following IFRS and IFRIC interpretations had been published by IASB, but their application was not mandatory:

Standards and amendments		Mandatory application: annual periods beginning on or after
IFRS 9	Financial instruments	To be determined
Amendments to IFRS 7	Disclosures - Transition to IFRS 9	To be determined
Amendments to IFRS 10, IFRS 12 and IAS 27	Investment entities	January 1, 2014
Amendments to IAS 32	Offsetting of financial assets and liabilities	January 1, 2014
Amendments to IAS 36	Recoverable Amount Disclosures for Non-Financial Assets	January 1, 2014
Amendments to IAS 39	Novation of Derivatives and Continuation of Hedge Accounting	January 1, 2014
Amendments to IAS 19	Defined Benefit Plans: Employee Contributions	July 1, 2014
Improvements to IFRSs 2010-2012		July 1, 2014
Improvements to IFRSs 2011-2013		July 1, 2014

Interpretations		Mandatory application: annual periods beginning on or after
IFRIC 21	Levies	January 1, 2014

The Group is currently assessing the impact of the application of these standards, amendments and interpretations. Based on the analyses made to date, the Group estimates that their adoption will not have a significant impact on the consolidated financial statements in the initial period of application. However, the changes introduced by IFRS 9 will affect financial instruments and transactions with financial assets carried out on or after the effective date of this standard.

Note 5. Segment information

As of January 1, 2012, the Telefónica Group’s consolidated segment results have been reported in accordance with the organizational structure approved in September 2011, based on two regional business units, Telefónica Latin America and Telefónica Europe.

The Telefónica Group’s integrated, regional management model means that the legal structure of the companies is not relevant for the presentation of Group financial information. The operating results of each business unit are therefore presented independently, regardless of their legal structure.

The Telefónica Latin America and Telefónica Europe regional business units includes all businesses pertaining to wireline, wireless, cable, data, internet, television businesses and other digital services, in accordance with each location. “Other and eliminations” includes the companies belonging to the global business units Telefónica Digital and Telefónica Global Resources, the Atento business up to the date of divestment (see Note 3), other Group companies and eliminations in the consolidation process.

From January 1, 2013, Tuenti has been included in the consolidation scope of T. Europe. In 2012, it was included in “Other and eliminations”. Consequently, the results of T. Europe and “Other and eliminations” have been revised to include Tuenti for 2012. This change does not have any impact on Telefónica’s consolidated results for 2012.

Telefónica, S.A.    14

Condensed consolidated interim financial statements 2013

Segment reporting takes into account the impact of the purchase price allocation (PPA) to assets acquired and the liabilities assumed from the companies included in each segment. The assets and liabilities presented in each segment are those managed by the heads of each segment, irrespective of their legal structure.

The Group manages borrowing activities and taxes centrally. Therefore, it does not disclose the related assets, liabilities, revenue and expenses by reportable segments.

In order to present the information by region, revenue and expenses arising from intra-group invoicing for the use of the trademark and management services have been eliminated from the operating results of each Group region, while centrally-managed projects have been incorporated at a regional level. These adjustments have no impact on the Group’s consolidated results.

Inter-segment transactions are carried out at market prices.

The following table presents profit and capital expenditures information regarding the Group’s operating segments for 2013 and 2012:

July - December 2013
Millions of euros	Telefónica Latin America	Telefónica Europe	Other and eliminations	Total Group
External revenues	14,441	13,359	698	28,498
Inter-segment revenues	70	89	(159)	—
Other operating income and expenses	(9,718)	(8,395)	(729)	(18,842)
Operating income before depreciation and amortization (OIBDA)	4,793	5,053	(190)	9,656
Depreciation and amortization	(2,124)	(2,236)	(162)	(4,522)
Operating income	2,669	2,817	(352)	5,134
Capital expenditures	3,536	1,757	199	5,492

July - December 2012
Millions of euros	Telefónica Latin America	Telefónica Europe	Other and eliminations	Total Group
External revenues	15,494	14,823	1,059	31,376
Inter-segment revenues	64	103	(167)	—
Other operating income and expenses	(9,667)	(9,872)	(1,037)	(20,576)
Operating income before depreciation and amortization (OIBDA)	5,891	5,054	(145)	10,800
Depreciation and amortization	(2,607)	(2,518)	(177)	(5,302)
Operating income	3,284	2,536	(322)	5,498
Capital expenditures	3,545	1,951	304	5,800

Telefónica, S.A.    15

Condensed consolidated interim financial statements 2013

January - December 2013
Millions of euros	Telefónica Latin America	Telefónica Europe	Other and eliminations	Total Group
External revenues	29,054	26,666	1,341	57,061
Inter-segment revenues	139	174	(313)	—
Other operating income and expenses	(19,754)	(16,923)	(1,307)	(37,984)
Operating income before depreciation and amortization (OIBDA)	9,439	9,917	(279)	19,077
Depreciation and amortization	(4,634)	(4,706)	(287)	(9,627)
Operating income	4,805	5,211	(566)	9,450
Capital expenditures	5,252	3,872	271	9,395

January - December 2012
Millions of euros	Telefónica Latin America	Telefónica Europe	Other and eliminations	Total Group
External revenues	30,393	29,835	2,128	62,356
Inter-segment revenues	127	171	(298)	—
Other operating income and expenses	(19,417)	(19,778)	(1,930)	(41,125)
Operating income before depreciation and amortization (OIBDA)	11,103	10,228	(100)	21,231
Depreciation and amortization	(5,088)	(5,014)	(331)	(10,433)
Operating income	6,015	5,214	(431)	10,798
Capital expenditures	5,455	3,513	490	9,458

The following table compares segment assets, liabilities and investments in associates at December 31, 2013 and December 31, 2012:

December 2013
Millions of euros	Telefónica Latin America	Telefónica Europe	Other and eliminations	Total Group
Investments accounted for by the equity method	5	14	2,405	2,424
Fixed assets	36,725	34,138	2,159	73,022

Total allocated assets	55,811	48,986	14,065	118,862

Total allocated liabilities	28,186	20,418	42,776	91,380

Telefónica, S.A.    16

Condensed consolidated interim financial statements 2013

December 2012
Millions of euros	Telefónica Latin America	Telefónica Europe	Other and eliminations	Total Group
Investments accounted for by the equity method	3	2	2,463	2,468
Fixed assets	42,062	40,695	2,305	85,062

Total allocated assets	64,321	51,723	13,729	129,773

Total allocated liabilities	29,019	20,660	52,433	102,112

Note 6. Business combinations

In 2013 and 2012, no business combinations were carried out that were significant for the Group. The main changes in consolidation scope are detailed in Appendix I.

Note 7. Intangible assets, property, plant and equipment and goodwill

The movements in “Intangible assets” and “Property, plant and equipment” in 2013 are as follows:

Millions of euros	Intangible assets	Property, plant and equipment	Total
Opening balance at December 31, 2012	22,078	35,021	57,099
Additions	2,309	7,086	9,395
Depreciation and amortization	(3,448)	(6,179)	(9,627)
Disposals	(18)	(152)	(170)
Transfers and others	(704)	(2,235)	(2,939)
Translation differences and hyperinflation adjustments	(1,669)	(2,496)	(4,165)
Exclusion of companies	—	(5)	(5)
Ending balance at December 31, 2013	18,548	31,040	49,588

“Additions” in 2013 include Telefónica UK Ltd.’s acquisition of two 10 MHz blocks in the 800 MHz spectrum band for 719 million euros.

“Transfers and others” primarily includes the reclassification to “Non-current assets held for sale” of the intangible assets of Telefónica Ireland and Telefónica Czech Republic (see Note 3).

Investment in property, plant and equipment by Telefónica Europe in 2013 amounted to 2,491 million euros mainly focused on further roll-out of fiber optic across the fixed network in Spain, increasing the number of fiber optic-connected homes and customers. Development of the LTE mobile networks in Germany, the United Kingdom and Spain was ramped up to increase deployment and coverage, while investments continued to be made to boost the capacity of third-generation mobile networks.

Telefónica Latin America’s investments in 2013 amounted to 4,421 million euros. Investments in the mobile business centered primarily on expansion of the coverage, quality and density of 3G networks, as well as the roll-out of LTE (Brazil, Colombia, Chile and Peru), the development of platforms to underpin new value added services, and the optimization of infrastructure and systems developments focusing on self-management. In the fixed line business, funds continued to be earmarked for rolling out UBB through speed upgrades in ADSL, fiber (FTTx) and VDSL in Brazil, Argentina and Chile, and the installation of fixed-mobile convergence systems (Brazil, Colombia, Chile and Peru).

Telefónica, S.A.    17

Condensed consolidated interim financial statements 2013

The impact of the monetary adjustments due to hyperinflation in Venezuela is included under “Translation differences and hyperinflation adjustments”.

The movement in “Goodwill” in 2013 is as follows:

Millions of euros	Goodwill
Opening balance at December 31, 2012	27,963
Additions	2
Transfers	(2,089)
Translation differences and hyperinflation adjustments	(2,442)
Ending balance at December 31, 2013	23,434

“Transfers” mainly includes the reclassification to “Non-current assets held for sale” of the goodwill allocated to Telefónica Ireland and Telefónica Czech Republic (see Note 3).

The Group performed the impairment test at year-end, using the strategic plans of the various cash-generating units to which goodwill is allocated. Based on the result of this test, it was not necessary to record impairment losses as the recoverable values exceeded the carrying amounts.

The sensitivity analysis performed at year-end 2013 indicates that there are no significant risks arising from reasonably possible variances in the financial and the operating variables individually considered. Within the above ranges, no impairment losses would be recognized over the CGUs’ carrying amounts.

Telefónica, S.A.    18

Condensed consolidated interim financial statements 2013

Note 8. Related parties

Significant shareholders

A summary of significant transactions between the Telefónica Group and the companies of Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) and those of Caja de Ahorros y Pensiones de Barcelona (“la Caixa”), significant shareholders of the Company with stakes in Telefónica, S.A. of 6.89% and 5.43%, respectively, at December 31, 2013, is as follows:

All of these transactions were carried out at market prices.

Revenues and expenses	January - December	January - December
Millions of euros	2013	2012
Finance costs	47	129
Receipt of services	76	101
Other expenses	1	2

Total costs	124	232

Finance income	43	28
Dividends received (1)	14	16
Services rendered	146	257
Sale of goods	8	13
Other income	62	4

Total revenue	273	318

(1)	At December 31, 2013, Telefónica holds a 0.76% stake in the share capital of Banco Bilbao Vizcaya Argentaria, S.A.

Other transactions	January - December	January - December
Millions of euros	2013	2012
Finance arrangements: loans and capital contributions (borrower)	574	930
Guarantees	586	620
Commitments	101	74
Commitments/guarantees cancelled	69	—
Finance arrangements: loans and capital contributions (lender)	3,297	1,278
Financial lease contracts	5	—
Cancellation of credits and lease contracts	13	—
Dividends	197	421
Other operations (factoring operations)	210	356
Derivative transactions (nominal value)	14,552	15,572

During the financial year to which these accompanying interim financial statements refer, the Directors and senior executives did not perform any transactions with Telefónica or any Telefónica Group company other than those in the Group’s normal trading activity and business.

Telefónica, S.A.    19

Condensed consolidated interim financial statements 2013

Certain members of Telefónica, S.A.’s Board of Directors are also board members of Abertis Infraestructuras, S.A., parent of Abertis. In 2013 Telefónica reached an agreement with Abertis through its subsidiary Abertis Tower, S.A. by way of which Telefónica Móviles España, S.A.U. has transferred 690 mobile phone towers to Abertis, generating a gain of 70 million euros. An agreement has also been signed through which Abertis Tower, S.A. leases certain space in the aforesaid infrastructures for Telefónica Móviles España, S.A.U. to install its communications equipment.

In addition, on December 28, 2012 Telefónica de Contenidos, S.A.U. (wholly owned by Telefónica, S.A.), formalized the transfer to Abertis (through Abertis Telecom, S.A.) of 23,343 shares in Hispasat, S.A. for a total price of 68 million euros.

Investments accounted for by the equity method

The breakdown of amounts recognized in the consolidated statements of financial position and income statements related to investments accounted for by the equity method is as follows:

Millions of euros	12/31/2013	12/31/2012
Investments accounted for by the equity method	2,424	2,468
Loans to associates and joint ventures	1,281	852
Receivables from associates and joint ventures for current operations	85	107
Financial debt, associates and joint ventures	20	—
Payables to associates and joint ventures	578	511

Millions of euros	January - December	January - December
	2013	2012
Share of (loss) of investments accounted for by the equity method	(304)	(1,275)
Revenue from operations with associates and joint ventures	524	535
Expenses from operations with associates and joint ventures	552	634
Financial income with associates and joint ventures	38	32
Financial expenses with associates and joint ventures	10	4

The Group has entered into factoring agreements in 2013 through the associate Telefónica Factoring España, S.A. amounting to 386 million euros.

As part as of the Telco, S.p.A. refinancing in 2012, Telefonica made a contribution to equity of this company for 277 million euros.

In 2013, Telefónica acquired 23.8% of the non-convertible bonds of Telco, S.p.A. from this company’s other shareholders, through the transfer of 39,021,411 treasury shares. This transaction is recognized under “Non-current loans” for 417 million euros (see Note 9). At December 31, 2013, Telefónica, S.A. had subscribed Telco, S.p.A. bonds totalling 1,225 million euros (808 million euros at December 31, 2012).

In 2013 Telefónica and the remaining shareholders of Telco, S.p.A. reached an agreement by virtue of which Telefónica increased its stake in Telco, S.p.A. by investing 324 million euros in cash (see Note 13).

In 2013 and 2012 adjustments to the value of the stake of Telco, S.p.A. in Telecom Italia, S.p.A. were made, which coupled with the contribution to results in the year, resulted in a negative impact on “Share of loss of investments accounted for by the equity method” of 267 million euros and 1,277 million euros, respectively (see Note 3).

Telefónica, S.A.    20

Condensed consolidated interim financial statements 2013

Directors’ and senior executives’ compensation and other information

Pursuant to the disclosures established in Circular 1/2008, of January 30, of the Comisión Nacional del Mercado de Valores (the Spanish national securities commission, or CNMV), on periodic reporting by issuers, the compensation and benefits paid to members of the Company’s Board of Directors in 2013 and 2012 are as follows:

Directors:	January- December	January- December
(Thousands of euros)	2013	2012
Fixed remuneration	10,897	11,822
Variable remuneration	6,808	10,502
Attendance fees	222	263
Shares options and/or other financial instruments	—	—
Termination benefits (Others)	3,338	27,966

TOTAL	21,265	50,553

Other benefits for Directors:	January- December	January- December
(Thousands of euros)	2013	2012
Pension funds and plans: contributions	141	34
Life insurance premiums	167	100

TOTAL	308	134

In addition, the total amounts paid to senior executives of the Company, excluding those that are also members of the Board of Directors, for all items in 2013 and 2012 are as follows.

Executives:	January- December	January- December
(Thousands of euros)	2013	2012
Total compensation paid to Directors	11,419	25,857

Telefónica, S.A.    21

Condensed consolidated interim financial statements 2013

Note 9. Equity

Dividends and capital increase

At its meeting of May 31, 2013, Telefónica, S.A.’s Board of Directors resolved to pay a dividend with a charge to unrestricted reserves of a fixed gross 0.35 euros per outstanding share carrying dividend rights. This dividend was paid in full on November 6, 2013, and the total amount paid was 1,588 million euros.

Approval was given at the General Shareholders’ Meeting of May 14, 2012 to pay a gross 0.53 euros dividend per share outstanding with a charge to unrestricted reserves. The dividend was paid on May 18, 2012 and the total amount paid was 2,346 million euros.

In addition, approval was given to pay a scrip dividend consisting of the assignment of free allotment rights with an irrevocable purchase obligation on the Company, and a subsequent capital increase by means of the issue of new shares to fulfill said allotments.

At the close of the trading period for these rights, the holders of 37.68% of the Company’s shares had accepted the Company’s irrevocable commitment to buy. These rights were repurchased and cancelled by the Company for the amount of 490 million euros.

Therefore, holders of 62.32% of free subscription rights were entitled to receive new Telefónica shares. However, Telefónica, S.A. waived the subscription of new shares corresponding to treasury shares, so the final number of shares issued in the bonus issue was 71,237,464 shares with a nominal value of 1 euro each.

Proposed distribution of profit attributable to equity holders of the parent

Telefónica, S.A. generated 664 million euros of profit in 2013.

Accordingly, the Company’s Board of Directors will submit the following proposed distribution of 2013 profit for approval at the Shareholders’ Meeting:

Millions of euros
Goodwill reserve	2
Voluntary reserves	662

Total	664

Other equity instruments

On September 18, 2013, Telefónica Europe, B.V. issued undated deeply subordinated reset rate guaranteed securities in an aggregate principal amount of 1,750 million euros. This issue entails two tranches: one of them subject to a call option exercisable by Telefónica Europe, B.V. starting on the fifth anniversary of the issuance date in an aggregate principal amount of 1,125 million euros (the “Five-Year Non-Call Securities”), and the other subject to a call option exercisable by Telefónica Europe, B.V. starting on the eighth anniversary of the issuance date in an aggregate principal amount of 625 million euros (the “Eight-Year Non-Call Securities”). In both tranches there is an early redemption option for the issuer.

The Five-Year Non-Call Securities will accrue a fixed coupon of 6.5% annually as from the issuance date (inclusive) up to September 18, 2018. From September 18, 2018 (inclusive) onwards, the Five-Year Non-Call Securities will accrue a fixed coupon equal to the applicable 5 year swap rate plus a margin of: (i) 5.038% per year as from September 18, 2018 up to September 18, 2023 (not inclusive); (ii) 5.288% per year as from September 18, 2023 up to September 18, 2038 (not inclusive); and (iii) 6.038% per year as from September 18, 2038 (inclusive).

Telefónica, S.A.    22

Condensed consolidated interim financial statements 2013

The Eight-Year Non-Call Securities will accrue a fixed coupon of 7.625% annually as from the issuance date (inclusive) up to September 18, 2021. From September 18, 2021 (inclusive) onwards, the Eight-Year Non-Call Securities will accrue a fixed coupon equal to the applicable 8 year swap rate plus a margin of: (i) 5.586% per year as from September 18, 2021 up to September 18, 2023 (not inclusive); (ii) 5.836% per year as from September 18, 2023 up to September 18, 2041 (not inclusive); and (iii) 6.586% per year as from September 18, 2041 (inclusive).

On November 26, 2013, Telefónica Europe, B.V. issued undated deeply subordinated reset rate guaranteed securities, with the subordinated guarantee of Telefónica, S.A., for an aggregate principal amount of 600 million sterling pounds (equivalent to 716 million euros at the closing date) and subject to a call option exercisable by Telefónica Europe, B.V. starting on the seventh anniversary of the issuance date. The securities accrue a fixed coupon of 6.75% annually as from the issuance date (inclusive) up to November 26, 2020. From November 26, 2020 (inclusive), the securities will accrue a fixed coupon equal to the applicable five years swap rate resettable every five years plus a margin of: (i) 4.458% per year as from November 26, 2020 up to November 26, 2025 (not inclusive); (ii) 4.708% per year as from November 26, 2025 up to November 26, 2040 (not inclusive); and (iii) 5.458% per year as from November 26, 2040 (inclusive).

In all cases, the issuer has an option to defer the payment of coupons; holders of these securities cannot call for payment.

As the repayment of principal and the payment of coupons depend solely on Telefónica’s decision, these subordinated perpetual instruments are equity instruments and are presented under “Other equity instruments” in the accompanying consolidated statement of changes in equity.

Treasury shares

The following transactions involving treasury shares were carried out in 2013 and 2012:

Number of shares
Treasury shares at 12/31/11	84,209,364
Acquisitions	126,489,372
Disposals	(76,569,957)
Employee share option plan	(2,071,606)
Capital reduction	(84,209,363)
Treasury shares at 12/31/12	47,847,810
Acquisitions	113,154,549
Disposals	(131,590,527)
Treasury shares at 12/31/13	29,411,832

The amount paid to acquire treasury shares in 2013 was 1,216 million euros (1,346 million euros in 2012).

Treasury shares disposed of in 2013 and 2012 amounted to 1,423 million euros and 801 million euros, respectively. The main sales of treasury shares in 2013 are as follows:

•	An agreement was reached with qualified and professional investors on March 26, 2013 whereby the Company disposed of all the treasury shares it held (90,067,896 shares) at a price of 10.80 euros per share.

•	On September 24, 2013 Telefónica, S.A. acquired from the remaining shareholders of Telco, S.p.A. 23.8% of the non-convertible bonds issued by Telco, S.p.A. The payment of this transaction consisted of the transmission of 39,021,411 treasury shares of the Company. This transaction resulted in recognition long-term value of amount of 417 million euros.

Telefónica, S.A.    23

Condensed consolidated interim financial statements 2013

At December 31, 2013, Telefónica held 134 million call options on treasury shares subject to physical delivery at a fixed price (178 million options on treasury shares at December 31, 2012), which are presented as a reduction in equity under the caption “Treasury shares”.

The Company also has a derivative financial instrument on 30 million Telefónica shares, subject to net settlement, recognized under “Current interest-bearing debt” of the accompanying consolidated statement of financial position (derivative over 28 million shares in 2012 recognized under “Current financial assets”).

On June 30, 2013, the fifth phase of the Telefónica, S.A. share option plan called “Performance Share Plan” (“PSP”) ended, which did not entail the delivery of any shares to Telefónica Group managers.

Equity attributable to non-controlling interests

2013

In 2013, reflected the effect of the sale of 40% of the investment through Telefónica Centroamérica Inversiones, S.L. in Guatemala, El Salvador, Nicaragua and Panama, with an impact of 283 million euros (see Note 3).

2012

In 2012, reflected the effect of the public offering of shares in Telefónica Deutschland Holding, A.G. This share offering, which totalled 23.17% of capital, entailed non-controlling interests of 2,043 million euros. The heading also includes the impact of the corporate reorganization agreement in the fixed and mobile businesses in Colombia, with an impact of 116 million euros (see Note 3).

Translation differences

The breakdown of the accumulated contribution of translation differences at December 31 is as follows:

Millions of euros	2013	2012
Telefónica Latin America	(7,152)	(2,116)
Telefónica Europe	(2,144)	(1,666)
Other adjustments and intra-group eliminations	21	153

Total Telefónica Group	(9,275)	(3,629)

The translation differences movement in 2013 is mainly due to the depreciation of the Latin American currencies, mainly the Brazilian real whose impact amounts to 3,292 million euros.

Telefónica, S.A.    24

Condensed consolidated interim financial statements 2013

Note 10. Financial assets and liabilities

The breakdown of financial assets and liabilities of the Telefónica Group at December 31, 2013 and 2012 is as follows:

December 31, 2013
Millions of euros	Fair value through profit or loss		Available- for-sale	Hedges	Measurement hierarchy			Held-to- maturity investments	Rest of financial assets at amortized cost	Total carrying amount	Total fair value
	Held for trading	Fair value option			Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not bases on observable market data)
Non-current financial assets	1,462	356	1,101	1,205	746	3,378	—	36	3,615	7,775	7,775
Investments	—	—	550	—	433	117	—	—	—	550	550
Long-term credits	—	356	551	—	171	736	—	7	2,562	3,476	3,127
Deposits and guarantees	—	—	—	—	—	—	—	29	1,403	1,432	1,431
Derivative instruments	1,462	—	—	1,205	142	2,525	—	—	—	2,667	2,667
Impairment losses	—	—	—	—	—	—	—	—	(350)	(350)	—
Current financial assets	548	146	54	125	327	546	—	727	10,494	12,094	12,094
Financial investments	548	146	54	125	327	546	—	727	517	2,117	2,117
Cash and cash equivalents	—	—	—	—	—	—	—	—	9,977	9,977	9,977

Total financial assets	2,010	502	1,155	1,330	1,073	3,924	—	763	14,109	19,869	19,869

December 31, 2013
Millions of euros	Fair value through profit or loss		Hedges	Measurement hierarchy				Total carrying amount	Total fair value
	Held for trading	Fair value option		Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (inputs not based on observable market data)	Liabilities at amortized cost
Issues	—	—	—	—	—	—	43,418	43,418	46,120
Loans and other payables	1,315	—	1,631	111	2,835	—	14,335	17,281	17,401

Total financial liabilities	1,315	—	1,631	111	2,835	—	57,753	60,699	63,521

Telefónica, S.A.    25

Condensed consolidated interim financial statements 2013

December 31, 2012
Millions of euros	Fair value through profit or loss		Available- for-sale	Hedges	Measurement hierarchy			Held-to- maturity investments	Rest of financial assets at amortized cost	Total carrying amount	Total fair value
	Held for trading	Fair value option			Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not bases on observable market data)
Non-current financial assets	2,072	424	1,093	2,145	791	4,943	—	164	3,441	9,339	8,961
Investments	—	—	586	—	498	79	9	—	—	586	586
Long-term credits	—	424	516	4	231	713	—	68	1,928	2,940	2,468
Deposits and guarantees	—	—	—	—	—	—	—	96	1,890	1,986	1,694
Derivative instruments	2,072	—	—	2,141	62	4,151	—	—	—	4,213	4,213
Impairment losses	—	—	(9)	—	—	—	(9)	—	(377)	(386)	—
Current financial assets	462	133	61	89	313	415	17	720	10,254	11,719	11,647
Financial investments	462	133	61	89	313	415	17	720	407	1,872	1,800
Cash and cash equivalents	—	—	—	—	—	—	—	—	9,847	9,847	9,847

Total financial assets	2,534	557	1,154	2,234	1,104	5,358	17	884	13,695	21,058	20,608

December 31, 2012
Millions of euros	Fair value through profit or loss		Hedges	Measurement hierarchy				Total carrying amount	Total fair value
	Held for trading	Fair value option		Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (inputs not based on observable market data)	Liabilities at amortized cost
Issues	—	—	—	—	—	—	45,329	45,329	49,956
Loans and other payables	1,774	—	1,615	113	3,276	—	18,135	21,524	21,874

Total financial liabilities	1,774	—	1,615	113	3,276	—	63,464	66,853	71,830

Telefónica, S.A.    26

Condensed consolidated interim financial statements 2013

The movements in the Group’s issues in the years ended December 31, 2013 and 2012 are as follows:

Millions of euros	Balance at December 31, 2012	Issues	Repurchases or redemptions	Net foreign exchange and other differences	Balance at December 31, 2013
Debt securities issued in an EU member state, which required the registration of a prospectus	28,565	3,241	(3,347)	(1,270)	27,189
Debt securities issued in an EU member state, which did not require the registration of a prospectus	228	151	—	540	919
Other debt securities issued outside of EU member states	16,536	2,437	(2,365)	(1,298)	15,310

TOTAL	45,329	5,829	(5,712)	(2,028)	43,418

Millions of euros	Balance at December 31, 2011	Issues	Repurchases or redemptions	Net foreign exchange and other differences	Balance at December 31, 2012
Debt securities issued in an EU member state, which required the registration of a prospectus	26,100	6,454	(4,108)	119	28,565
Debt securities issued in an EU member state, which did not require the registration of a prospectus	219	—	—	9	228
Other debt securities issued outside of EU member states	15,920	1,919	(1,204)	(99)	16,536

TOTAL	42,239	8,373	(5,312)	28	45,329

Telefónica, S.A.    27

Condensed consolidated interim financial statements 2013

The description of the main issues or cancellations in 2013 is as follows (in millions):

Issuer	ISIN Code	Issue /Redemption	Type of security	Transaction date	Nominal amount (million)	Issue currency	Equivalent (million euros)	Interest Rate	Listing Market
Telefónica Emisiones, S.A.U.	XS0874864860	Issue	Bond	01/22/13	1,500	EUR	1,500	3.987%	London
Telefónica Emisiones, S.A.U.	XS0907289978	Issue(1)	Bond	03/27/13	1,000	EUR	1,000	3.961%	London
Telefónica Emisiones, S.A.U.	US87938WAQ69	Issue	Bond	04/29/13	1,250	USD	953	3.192%	New York Stock Exchange
Telefónica Emisiones, S.A.U.	US87938WAR43	Issue	Bond	04/29/13	750	USD	572	4.570%	New York Stock Exchange
Telefónica Emisiones, S.A.U.	XS0934042549	Issue	Bond	05/29/13	750	EUR	750	2.736%	London
Telefónica Emisiones, S.A.U.	CH0222418300	Issue	Bond	10/23/13	225	CHF	182	2.595%	Switzerland
Telefónica Emisiones, S.A.U.	US87938WAF05	Redemption	Bond	02/04/13	(750)	USD	(553)	5.855%	New York Stock Exchange
Telefónica Emisiones, S.A.U.	US87938WAE30	Redemption	Bond	02/04/13	(850)	USD	(627)	Libor + 0.33%	New York Stock Exchange
Telefónica Emisiones, S.A.U.	US87938WAK99	Redemption	Bond	04/26/13	(1,200)	USD	(923)	2.582%	New York Stock Exchange
Telefónica Emisiones, S.A.U.	XS0368055959	Redemption	Bond	06/12/13	(1,250)	EUR	(1,250)	5.580%	London
Telefónica Emisiones, S.A.U.	XS0494547168	Partial Redemption(1)	Bond	03/27/13	(407)	EUR	(407)	3.406%	London
Telefónica Emisiones, S.A.U.	XS0696856847	Partial Redemption(1)	Bond	03/27/13	(198)	EUR	(198)	4.967%	London
Telefónica Emisiones, S.A.U.	XS0279928385	Partial Redemption	Bond	03/26/13	(204)	GBP	(241)	5.888%	London
Telefónica Europe, B.V.	XS0162867880	Redemption	Bond	02/14/13	(1,500)	EUR	(1,500)	5.125%	London
Telefónica, S.A.	ES0278430998	Redemption	Bond	11/29/13	(582)	EUR	(582)	4.184%	Madrid
O2 Telefónica Deutschland Finanzierungs, Gmbh	XS0912992160	Issue	Bond	11/22/13	600	EUR	600	1.875%	Luxembourg
Telefónica Brasil, S.A.	BRVIVTDBSO51	Issue	Debentures	04/25/13	1,300	BRL	495	CDI + 0.68%	Sao Paulo
Telefónica Brasil, S.A.	n/a	Repactuaçao	Debentures	10/15/13	640	BRL	198	106.8% CDI	Sao Paulo
Telefónica Brasil, S.A.	n/a	Redemption	Debentures	10/15/13	(640)	BRL	(198)	112% CDI	Sao Paulo
Telefónica, S.A.	Various	Issue	Promissory Note	Various	557	EUR	557	1,377%	n/a
Telefónica, S.A.	Various	Redemption	Promissory Note	Various	(526)	EUR	(526)	2,064%	n/a
Telefónica Europe, B.V.	Various	Issue	Commercial Paper	Various	6,399	EUR	6,399	0.400%	n/a
Telefónica Europe, B.V.	Various	Redemption	Commercial Paper	Various	(6,248)	EUR	(6,248)	0.377%	n/a

(1)	Issue linked to an exchange of two Telefónica bonds maturing in 2015 and 2016 for an amount of 605 million euros

n/a (Not applicable)

Telefónica, S.A.    28

Condensed consolidated interim financial statements 2013

Telefónica, S.A. has a full and unconditional guarantee on issues made by Telefónica Emisiones, S.A.U., Telefónica Europe, B.V. and Telefónica Finanzas México, S.A. de C.V.

During 2013, Telefónica, S.A. has repurchased bonds issued by Telefónica Emisiones S.A.U. and Telefónica Europe, B.V. up to 98 million euros (353 million euros accumulated at the end of 2013).

Interest-bearing debt arranged in 2013 includes mainly the following:

Transaction description	Limit 12/31/2013 (millions)	Currency	Outstanding balance 12/31/2013 (millons of euros)	Arrangement date	Maturity date	Drawdown (millions of euros)	Repayment (millions of euros)
Telefónica, S.A
Syndicated loan Tranche A1	—	EUR	—	07/28/10	07/28/13		(1,000)
Syndicated loan Tranche B (1)	3,000	EUR	—	07/28/10	07/28/15		(3,000)
Vendor Financing (2)	1,001	USD	336	02/22/13	01/31/23	348	(12)
Syndicated loan Tranche A2A (FSF) (3)	700	EUR	—	02/22/13	02/22/17
Syndicated loan Tranche A2B (FSF) (3)	700	EUR	—	02/22/13	02/22/18
ECAs structured facility (2)	734	USD	—	08/01/13	08/01/23
Telefonica Europe, B.V.
Vendor Financing (2)	1,200	USD	612	08/28/12	10/31/23	612

(1)	These repayments do not reduce the limit
(2)	Facilities with amortization schedule
(3)	1,400 million euros under Tranche A2 were refinanced with forward start facilities dated 02/22/2013 (available from 07/28/2014)

Telefónica, S.A.    29

Condensed consolidated interim financial statements 2013

Note 11. Average number of Group employees

The table below presents the breakdown of the Telefónica Group’s average number of employees in 2013 and 2012, together with total headcount at December 31 each year. The employees shown for each subgroup include the Telefónica Group companies with similar activities in accordance with the segment reporting (see Note 5).

	2013		2012
	Average	Year-end	Average	Year-end
Telefónica Europe	52,584	49,761	56,681	55,321
Telefónica Latin America	57,688	57,027	58,681	58,282
Other companies	19,621	19,942	157,236	19,583

Total	129,893	126,730	272,598	133,186

Employees corresponding to the Atento business are included in the average headcount until the date of the sale in December 2012 (see Note 3). The average number of employees in 2012 corresponding to the Atento companies sold was 137,454.

Of the final headcount at December 31, 2013, approximately 38.2% are women (37.9% at December 31, 2012).

Note 12. Income tax matters

There were no significant changes in the tax charges in the accompanying comparative interim income statements for the second six months of 2013 and 2012. The deviation in both periods with respect to the income tax expense that would result from applying the statutory tax rates prevailing in each country where the Telefónica Group operates is due to the existence of tax incentives and non-deductible expenses in accordance with the rulings of the various tax authorities, and the recognition of the tax effects identified in the Group’s regular evaluation of the recoverability of tax losses.

In 2013 corporate income tax, noteworthy is the positive impact of the recognition of tax credits at several Group companies in Spain, Germany and Brazil for 547 million euros.

Fiscal Litigation

Telefónica Brasil has a number of appeals underway regarding the ICMS (similar to VAT levied on telecommunications services). There is a dispute with the Brazilian tax authority over which services should be subject to settlement of this tax, the most significant being the demands of the collection of the ICMS on complementary or auxiliary services to base telecommunications service, such as value added services or the lease of modems. To date, all the related procedures are being contested in all instances (administrative and judicial). The aggregate amount of these assessments, updated to take into account interests, fines and other items, is approximately 2,038 million euros. No provisions have been set aside for these matters, as the risk of them giving rise to liabilities is not probable. Telefónica Brasil has obtained independent expert reports supporting its position, i.e. that the aforesaid services are not subject to ICMS.

Regarding the Group’s main tax litigation in Peru, on March 20, 2013, notification was received of a first instance court decision upholding Telefónica Peru’s arguments in three of the five objections filed by the authorities and appealed against in higher courts. Both the tax authorities and the company have appealed against the decision in the court of second instance.

Telefónica, S.A.    30

Condensed consolidated interim financial statements 2013

The assessment originally raised by the tax authorities amounted to 124 million euros comprising the tax charge, excluding interest and penalties. At the date of authorization for issue of these interim financial statements, 80 million euros had been paid out (42 million euros of which was for penalty and interest paid in 2013). The Company has also obtained suspensive measures in the amount of 340 million euros within the process of appeals to the Ordinary Court. The Group and its legal advisors believe they have legal grounds to defend the Company’s interests in the appeal that is currently underway.

At the 2013 year end, based on the final outcome of these assessments, and on the lawsuits, and inspections in progress it has not been deemed necessary to recognize additional liabilities in the Telefónica Group’s consolidated financial statements.

Note 13. Other information

Litigation

With regard to ongoing litigation, the main developments in litigation reported in Note 21.a) to the consolidated annual financial statements for the year ended December 31, 2012 from that date to the date of authorization for issue of these interim financial statements are as follows:

Contentious proceedings in connection with the merger between Terra Networks, S.A. and Telefónica

On April 23, 2013, we were notified a ruling of the Madrid Regional Court dismissing in its entirety the appeal filed by the plaintiffs against the first instance ruling handed down in 2009, confirming the rulings of the decision under appeal and ordering appellants to pay court costs. The ruling became firm on May 29, 2013, with no further appeals possible.

Appeal against the European Commission Ruling of July 4, 2007 against Telefónica de España’s broadband pricing policy

On September 26, 2013 the Attorney General presented its conclusions to the Court stating of a possible breach of the principle of non-discrimination with respect to the sanction and a defective application of the principle of full jurisdiction by the General Court, requesting the return of the lawsuit to the instance.

Appeal against the Decision of the European Commission dated January 23, 2013 to sanction Telefónica for the infringement of Article 101 of the Treaty on the functioning of the European Union

On January 23, 2013, the European Commission passed a ruling on the formal proceedings. The ruling imposed a fine on Telefónica of 67 million euros, as the European Commission ruled that Telefónica and Portugal Telecom committed an infraction as stipulated in Article 101 of the Treaty on the Functioning of the European Union (“TFUE”) for having entered into the agreement set forth in Clause Nine of the sale and purchase agreement of Portugal Telecom’s ownership interest of Brasilcel, N.V.

On April 9, 2013, Telefónica filed an appeal for annulment of this ruling with the European Union General Court. On August 6, 2013, the General Court notified Telefónica of the response issued by the European Commission, in which the EC reaffirmed the main arguments of its ruling and, specially, that Clause Nine is a competition restriction. On September 30, 2013, Telefónica filed its reply. On December 18, 2013, the European Commission filed its appeal.

Telefónica, S.A.    31

Condensed consolidated interim financial statements 2013

Commitments

The main developments in the first six months of the financial year with regard to commitments and information reported in this connection in Note 21.b) to the consolidated financial statements for the year ended December 31, 2012 are as follows:

Final and binding agreement with Telekom Deutschland AG in December 2013.

Having signed a respective “memorandum of understanding” on May 2, 2013, Telefónica Deutschland and Telekom Deutschland GmbH have entered into a final and binding agreement on December 20, 2013 with regard to fixed-line services. Such agreement foresees the transition from Telefónica Deutschland’s Asymmetrical Digital Subscriber Line (“ADSL”) infrastructure to the advanced network infrastructure of Telekom Deutschland (the so-called “next generation access platform” or NGA platform) and shall enable Telefónica Deutschland to offer its customers high-speed internet products with data transfer rates of up to 100Mbit/s.

In June 2013, the Federal Cartel Office (Bundeskartellamt) has confirmed that the cooperation is not subject to merger control clearance, however, it announced in December 2013 that it would perform a general analysis of impacts to competition, which is expected to be finalized within the first half of 2014. In the proceeding for the regulatory clearance of the envisaged cooperation the Federal Network Agency (Bundesnetzagentur) has published a draft decision on December 17, 2013 by which the proceeding shall be terminated without any remedies. The draft decision has been publicly consulted in Germany and notified to the European Commission. The start of the cooperation is subject to the final decision of the Federal Network Agency once the notification procedure with the European Commission has been finalized. This is expected within the first half of 2014. The completion of the transition to Telekom Deutschland’s NGA platform is expected for 2019.

Agreement for the sale of the stake in Telefónica Ireland, Ltd.

On June 24, 2013, Telefónica reached an agreement with Hutchison Whampoa Group, for the total divestment of the Telefónica Group in the share capital of Telefónica Ireland, Ltd.

The agreed value of the sale equalled 850 million euros, including an initial cash consideration of 780 million euros at closing of the transaction, and an additional deferred payment of 70 million euros based on the completion of agreed financial objectives.

The transaction is subject, among other conditions, to the relevant competition approvals.

Agreement for the acquisition of E-Plus.

Telefonica, S.A. and its German listed subsidiary Telefónica Deutschland Holding AG (hereinafter, “Telefónica Deutschland”) on July 23, entered into an agreement (amended on August 26, 2013) with the Dutch company Koninklijke KPN NV (hereinafter, “KPN”) under which Telefónica Deutschland committed itself to acquire the shares of the German subsidiary of KPN, E-Plus Mobilfunk GmbH & Co. KG (hereinafter, “E-Plus”), receiving KPN, as consideration, 24.9% of Telefónica Deutschland and 3,700 million euros.

Telefónica committed to subsequently acquire from KPN, 4.4% of Telefónica Deutschland for a total amount of 1,300 million euros, consequently, after the aforementioned acquisition, KPN’s stake in Telefónica Deutschland will be reduced to 20.5%.

Telefónica also committed to subscribe the proportional corresponding share in the capital increase approved by Telefónica Deutschland in the Extraordinary General Meeting held on February, 11, 2014, to finance the cash consideration of the transaction.

Telefónica, S.A.    32

Condensed consolidated interim financial statements 2013

The closing of this transaction is subject to certain conditions of which only the relevant authorization from the Competition Authority remains.

Agreement with the shareholders of Telco, S.p.A.

•	On September 24, 2013, Telefónica and the remaining shareholders of the Italian company Telco, S.p.A. (which holds a capital stake of 22.4% of the voting share capital of Telecom Italia, S.p.A.) reached an Agreement by virtue of which:

•	Telefónica subscribed for and paid out a capital increase in Telco, S.p.A., through the contribution of 324 million euros in cash, receiving in return non-voting shares of Telco, S.p.A. As a result of this capital increase, the interest held by Telefónica in the voting share capital of Telco, S.p.A. remained unchanged (i.e. 46.18%), although its interest in the total share capital of Telco, S.p.A. has increased to 66%. The current governance structure at Telco, S.p.A. remained unaffected, including the obligation by Telefónica of abstaining from participating or influencing in any decisions which could affect the markets in which both, Telefónica and Telecom Italia, S.p.A., are present.

•	Subject to receiving any required anti-trust and telecommunications approvals (including in Brazil and Argentina), Telefónica will subscribe for and pay out a second capital increase in Telco, S.p.A., through the contribution of 117 million euros in cash and will receive in return non-voting shares of Telco, S.p.A. As a result of this second capital increase, the interest of Telefónica in the voting share capital of Telco, S.p.A. will remain unchanged (i.e. 46.18%), although its interest in the total share capital will be then increased to 70%.

•	Starting from January 1, 2014, subject to receiving any required anti-trust and telecommunications approvals (including in Brazil and Argentina), Telefónica may convert all or a portion of its non-voting shares in Telco, S.p.A. into voting shares in Telco, S.p.A., representing no more than 64.9% of the voting share capital of Telco, S.p.A.

•	The Italian shareholders of Telco, S.p.A. have granted Telefónica a call option to acquire all of their shares in Telco, S.p.A., whose exercise is subject to receiving any required anti-trust and telecommunications approvals (including in Brazil and Argentina). The call option may be exercised by Telefónica starting from January 1, 2014 while the Shareholders Agreement remains in effect, except (i) between June 1, 2014 and June 30, 2014 and between January 15, 2015 and February 15, 2015, and (ii) during certain periods, if the Italian shareholders of Telco, S.p.A. request the demerger of Telco, S.p.A.

At of the date of the preparation of these interim financial statements the approvals that are necessary for the implementation of the transactions contemplated in the Agreement dated September 24, 2013, and subscribed between Telefónica and the remaining shareholders of the Italian company Telco S.p.A. have not been obtained yet.

•	On December 4, 2013, the Brazilian Antitrust Regulator, Conselho Administrativo de Defesa Econômica (CADE) announced, the two following decisions:

1.	To approve, with the restrictions mentioned below, the acquisition by Telefónica of the entire participation held by Portugal Telecom, SGPS S.A., and PT Móveis - Serviços de Telecomunicações, SGPS, S.A., (the “PT Companies”) in Brasilcel, N.V., which controlled the Brazilian mobile company, Vivo Participações, S.A.

It must be noted that such transaction was approved by ANATEL (Brazilian Telecommunications Regulation Authority) and the closing (which did not require CADES´s prior approval at the time), occurred immediately after such ANATEL´s approval, on September 27, 2010.

Telefónica, S.A.    33

Condensed consolidated interim financial statements 2013

The above mentioned decision has been granted by CADE conditional on:

(a)	The entry of a new shareholder in Vivo, sharing with Telefónica the control of Vivo in conditions identical to those that were applicable to the PT Companies when they had a participation in Brasilcel N.V., or

(b)	That Telefónica ceases to have any direct or indirect financial interest in TIM Participações S.A.

2.	To impose on Telefónica a fine of 15 million Brazilian Reais, for having allegedly breached the spirit and the goal of the agreement signed between Telefónica and CADE (as a condition to the approval of Telefónica´s original acquisition of an interest in Telecom Italia in 2007), due to the subscription of non-voting shares of Telco on a recent capital increases. This decision also requires Telefónica to divest such non-voting shares of Telco S.p.A.

The timing for the accomplishment of the conditions and obligations imposed by CADE on both decisions was classified by CADE as confidential and reserved information.

•	On December 13, 2013, Telefónica S.A. announced, in relation to the two Decisions adopted by CADE on its December 4, 2013 session, that the company considers that the remedies imposed were unreasonable and therefore, is further analyzing the possibility of initiating the appropriate legal actions.

In line with such course of action, and to reinforce our strong commitment with the previous obligations undertaken by Telefónica to remain separate from Telecom Italia´s Brazilian businesses, Telefónica S.A, highlighted in the aforementioned announcement, that Mr. César Alierta Izuel and Mr. Julio Linares López have decided to resign, with immediate effect, from their positions as Directors of Telecom Italia; and Mr. Julio Linares has decided to resign, with immediate effect, from his position in the slate submitted by Telco S.p.A. for the potential re-election of the Board of Directors of Telecom Italia in the Shareholders Meeting of the aforementioned company, called for December 20, 2013.

For the same reasons, Telefónica S.A., indicated that, without prejudice of any of the rights recognized in Telco S.p.A. Shareholder’s Agreement, has decided for the time being not to avail of its right to appoint two Directors in the Board of Directors of Telecom Italia.

Agreement for the sale of a stake in Telefónica Czech Republic, a.s.

On November 5, 2013, Telefónica reached an agreement with PPF Group N.V. (hereinafter PPF) to sell 65.9% of Telefónica Czech Republic, a.s. (hereinafter Telefonica Czech Republic) for an amount of, approximately, 306 Czech Crowns per share in cash (approximately 2,467 million euros at the date of the agreement).

The agreement stated that aforementioned consideration was to be paid in two tranches:

(i) 2,063 million euros in cash up front at closing of the transaction; and

(ii) 404 million euros in cash as deferred payments over a 4 year period.

Additionally, Telefonica received an amount of 260 million euros corresponding to the distribution to shareholders approved by the General Shareholders Meeting of Telefonica Czech Republic, paid on November 11th, 2013.

As a result of this transaction, Telefónica will hold a 4.9% equity stake in Telefónica Czech Republic. In addition, Telefónica will remain as a Company’s industrial and commercial partner for 4 years:

•	Telefonica Czech Republic will be renamed but will continue using the O2 brand for up to four years.

•	the Company will become part of Telefonica’s Business Partners Program.

Telefónica, S.A.    34

Condensed consolidated interim financial statements 2013

In connection with this transaction, PPF will launch a Mandatory Tender Offer. Telefónica will maintain its 4.9% but may dispose of the shares upon completion, subject to certain restrictions.

Furthermore, the agreement establishes a put/call option structure in relation to the Telefónica Czech Republic shares which Telefónica holds after 4 years. In addition, the agreement includes tag along/drags along clauses.

The transaction was completed on January 28, 2014, after obtaining the relevant regulatory authorization (Note 14).

Telefónica, S.A.    35

Condensed consolidated interim financial statements 2013

Note 14. Events after the reporting period

The following events regarding the Telefónica Group took place from the Year-End interim financial statements until February 26, 2014:

Financing

On January 31, 2014, Telefónica Emisiones, S.A.U. redeemed 296 million sterling pounds (equivalent to 355 million euros) of its notes, issued on December 28, 2006. The notes were guaranteed by Telefónica, S.A.

On February 3, 2014, Telefónica Emisiones, S.A.U. redeemed 2,000 million euros of its notes, issued on February 3, 2009. The notes were guaranteed by Telefónica, S.A.

On February 7, 2014, Telefónica Emisiones, S.A.U. redeemed 1,500 million euros of its notes, issued on February 7, 2007. The notes were guaranteed by Telefónica, S.A.

On February 7, 2014, Telefónica, S.A. made an early repayment for 923 million euros of its syndicated loan (Tranche D2) dated March 2, 2012 (scheduled to mature originally on December 14, 2015).

On February 7, 2014, Telefónica Europe, B.V. made an early repayment for 801 million euros of its syndicated loan (Tranche D1) dated March 2, 2012 (scheduled to mature originally on December 14, 2015).

On February 10, 2014, O2 Telefónica Deutschland Finanzierungs, GmbH issued seven-year notes in an aggregate principal amount of 500 million euros maturing on February 10, 2021, and with an annual interest rate of 2.375%. These notes are guaranteed by Telefónica Deutschland Holding, A.G.

On February 18, 2014, Telefónica, S.A. signed a 3,000 million euros syndicated revolving credit facility maturing on February 18, 2019. This agreement would enter into effect on February 25, 2014 cancelling the 3,000 million syndicated credit facility signed on July 28, 2010 (scheduled to mature originally in 2015).

Sale of Telefónica Czech Republic

On January 28, 2014 after obtaining the relevant regulatory approval the sale of Telefónica Czech Republic, a.s., was completed. Subsequent to the sale, Telefónica holds a 4.9% stake in Telefónica Czech Republic, a.s.

New exchange rate regime in Venezuela

On January 24, 2014, Exchange Agreement No. 25 came into force, which regulates the sale of foreign currency in the Republic of Venezuela for certain sectors and items. This Agreement does not amend the exchange rate of 6.30 bolivars per US dollar, which has applied since Exchange Agreement No. 14 was approved on February 8, 2013, except for: (i) cash for travelling abroad and remittances to individuals domiciled abroad; (ii) payment of operations inherent to national civil aviation and the international air transportation public service; (iii) operations inherent to the insurance activity; (iv) leasing and service agreements, agreements for the import of intangible assets, payments of rental contracts for networks, and payments corresponding to the telecommunications sector; and (v) foreign investments and payments of royalties, use and exploitation of patents, trademarks and franchises, as well as technology import and technical assistance agreements.

Telefónica, S.A.    36

Condensed consolidated interim financial statements 2013

Requests for the liquidation in US dollars of the aforementioned concepts will be settled, at the foreign exchange rate resulting from the allocations conducted through the Complementary System for Administration of Foreign Currency (SICAD). The SICAD allocation as of January 15, 2014 resulted in an exchange rate of 11.36 bolivars per US dollar. Nonetheless, the said Agreement stipulates that the liquidation of foreign currency operations requested before the Central Bank of Venezuela before Exchange Agreement No. 25 came into force, will be settled at the exchange rate established in the February 8, 2013 Exchange Agreement, i.e. at a rate of 6.30 bolivars per US dollar.

The change to the currency exchange system introduced in the aforesaid Agreement will take effect in the Telefónica Group’s consolidated financial statements from the moment it comes into force, on January 24, 2014. It is therefore a subsequent event that does not impact the consolidated financial statements, as the previous exchange rate of 6.30 bolivars per US dollar was in force at 2013 year end and up to January 24, 2014 for all foreign currency transactions.

The main aspects to be considered in 2014 are as follows. In order to estimate the impacts in euros, the rate used is the exchange rate resulting from the SICAD allocation as of January 15, 2014, amounting to 11.36 bolivars per US dollar, which will vary throughout 2014.

•	The decrease of the Telefónica Group’s net assets in Venezuela as a result of the conversion to euros at the new exchange rate with a balancing entry in Group equity of approximately 1,800 million euros, based on the net assets as at December 31, 2013.

•	As part of the decrease mentioned in the preceding paragraph, the value in euros of the net financial assets denominated in bolivars will decrease by approximately 1,200 million euros, as per the balance as of December 31, 2013.

On the other hand, it should be noted that Exchange regulations in Venezuela are in constant evolution. Thus, on February 20, 2014, the Government of Venezuela announced a complementary currency system identified as “SICAD 2”, in addition to those already in existence, which will revoke the Act of Illicit Exchange (“Ley de Ilícitos Cambiarios”) and will create an alternate market with bands of exchange rates, which will be regulated by the Central Bank of Venezuela. However, as of the date of authorization for issue of these interim consolidated financial statements, the system described in such announcement or the corresponding measures have not yet been formalised.

New organizational structure of the Telefonica Group

On February 26, 2014, the Board of Directors of Telefónica, S.A. has approved the implementation of a new organizational structure completely focused on clients and that incorporates the digital offering as the main focus for commercial policies. The structure gives greater visibility to local operations, bringing them closer to the corporate decision-making centre, simplifying the global structure and strengthening the transverse areas to improve flexibility and agility in decision makings.

Within this framework, Telefónica has created the role of the Chief Commercial Digital Officer, who will be responsible for fostering revenue growth. On the cost side, the Company has strengthened the role of the Chief Global Resources Officer. Both Officers will report directly to the Chief Operating Officer (COO), as will the local business CEOs for Spain, Brazil, Germany and the United Kingdom, in addition to the Latin American Unit, now without Brazil.

The new model integrates the activities carried out to date by Telefónica Digital, Telefónica Europe and Telefónica Latam into the Global Corporate Centre, thus simplifying the organization.

Telefónica, S.A.    37

Condensed consolidated interim financial statements 2013

Note 15. Additional note for English translation

These interim consolidated financial statements were originally prepared in Spanish. In the event of a discrepancy, the Spanish language prevails.

These interim consolidated financial statements are presented on the basis of International Accounting Standards (IAS) 34 Interim Financial Reporting and article 12 of Royal Decree 1362/2007. Consequently, certain accounting practices applied by the Group do not conform to generally accepted principles in other countries.

Telefónica, S.A.    38

Condensed consolidated interim financial statements 2013

Appendix I. Changes in the scope of consolidation

The following changes took place in the consolidation scope in 2013:

Telefónica Europe

In June 2013, Telefónica reached an agreement to sell its entire stake in the share capital of Telefónica Ireland, Ltd. Completion of the transaction is subject, among other conditions, to obtaining the pertinent authorizations from the competition authorities. On November 5, 2013, Telefónica also signed an agreement to sell 65.9% of the share capital of Telefónica Czech Republic, a.s. to PPF Group N.V.I. (see Note 3). The transaction was completed on January 28, 2014 once the pertinent regulatory authorization was obtained.

Both companies continued to be included in the consolidations scope of the Telefónica Group in 2013, although the consolidated assets and liabilities included in the sale were recognized under “Non-current assets held for sale” and “Liabilities associated with non-current assets held for sale”, respectively, in the consolidated statement of financial position at December 31, 2013 (see Note 3).

In October, Telefónica Remesas, S.A. was liquidated and removed from the consolidation scope.

The sale of T. Germany Online Services GmbH was recognized on October 31, 2013, which generated a gain of 30 million euros. This company, which had been fully consolidated, was removed from the consolidation scope.

In November 2013, T. Móviles España, S.A.U. acquired the remaining shares it did not previously hold in Tuenti Technologies, S.L., thereby obtaining a 100% stake. The Group continues to consolidate this company using the full consolidation method.

Telefónica Latin America

On August 2, 2013 Telefónica completed the sale of 40% of its subsidiaries in Guatemala, El Salvador, Nicaragua and Panama to Corporación Multi Inversiones (see Note 3). The sale was executed by means of the creation of a new company, Telefónica Centroamérica Inversiones, S.L., to which Telefónica contributed all its assets in Guatemala, Panama, El Salvador and Nicaragua in exchange for a 60% stake in this company. The Group consolidates this company using the full consolidation method.

Other companies

In April, Telefónica de Contenidos, S.A. completed the sale of its remaining stake in Hispasat, S.A., i.e. 19,359 shares, to Eutelsat Services & Beteiligungen, GmbH for a total of 56 million euros.

On September 24, 2013, Telefónica and the other shareholders of the Italian company Telco, S.p.A. reached an agreement whereby Telefónica, S.A. subscribed and paid out a share capital increase in Telco, S.p.A., through a cash contribution of 324 million euros, in exchange for shares with voting rights in Telco, S.p.A.. As a result of this capital increase, the interest held by Telefónica in the voting share capital of Telco, S.p.A. remains unchanged, although its interest in the total share capital of Telco, S.p.A. grew to 66% (see Note 13). Telco, S.p.A. is still included in the consolidation scope using the equity method.

In September, the company Ecosistema Virtual Para la Promoción del Comercio, S.L. was incorporated, in which Telefónica Digital España, S.L. holds a 33% interest. The other shareholders are, with equal stakes, Banco Santander, S.A. and Caixa Card 1 Establecimiento Financiero de Crédito, S.A.U.

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Condensed consolidated interim financial statements 2013

In 2013, the companies Telefónica On the Spot Soluciones Digitales, S.A. de C.V. (México) and Telefónica On The Spot Services Soluciones Digitales Perú, S.A.C. were incorporated, which are wholly-owned by Telefónica On the Spot Services.

In 2013, the companies Telefónica Learning Services Chile SpA, Telefónica Learning Services Chile Capacitación Ltda., Telefónica Learning Services Colombia SAS, Telefónica Learning Services Perú, SAC and Telefonica Serviços de Ensino, Ltda. (Brasil) were incorporated, which are solely owned by Telefónica Learning Services.

In 2013, Telefónica Global Solutions Pánama, S.A. (wholly-owned by TIWS América, S.A.) and Telefónica Global Solutions, Singapore PTE. LTD. (wholly-owned by TIWS II, S.L.) were incorporated.

In 2013, the company Estrella Soluciones Prácticas, S.A. was incorporated through the spin-off of Telefónica Móviles Soluciones y Aplicaciones, S.A. The sale of Estrella Soluciones Prácticas, S.A. to Amdocs Chile SpA was formalized in December, whereby it was removed from the consolidation scope.

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Condensed consolidated interim financial statements 2013

Interim consolidated management report

2013 Consolidated results

	Year ended December 31				Percent Change
Results of operations	2013		2012		2013 vs 2012
Millions of euros	Total	% of revenues	Total	% of revenues	Total	%
Revenues	57,061	100.0%	62,356	100.0%	(5,295)	(8.5)%
Other income	1,693	3.0%	2,323	3.7%	(630)	(27.1)%
Supplies	(17,041)	(29.9)%	(18,074)	(29.0)%	1,033	(5.7)%
Personnel expenses	(7,208)	(12.6)%	(8,569)	(13.7)%	1,361	(15.9)%
Other expenses	(15,428)	(27.0)%	(16,805)	(27.0)%	1,377	(8.2)%
Operating income before depreciation and amortization (OIBDA)(*)	19,077	33.4%	21,231	34.0%	(2,154)	(10.1)%
Depreciation and amortization	(9,627)	(16.9)%	(10,433)	(16.7)%	806	(7.7)%
Operating income	9,450	16.6%	10,798	17.3%	(1,348)	(12.5)%
Share of profit (loss) of associates	(304)	(0.5)%	(1,275)	(2.0)%	971	(76.2)%
Net financial expense	(2,866)	(5.0)%	(3,659)	(5.9)%	793	(21.7)%
Corporate income tax	(1,311)	(2.3)%	(1,461)	(2.3)%	150	n.s.
Profit for the year	4,969	8.7%	4,403	7.1%	566	12.9%
Non-controlling interests	(376)	(0.7)%	(475)	(0.8)%	99	(20.8)%
Profit for the year attributable to equity holders of the parent	4,593	8.0%	3,928	6.3%	665	16.9%

The main metrics in profit and loss statement were negatively impacted in 2013 by exchange rate fluctuations, mainly due to the devaluation of the Venezuelan bolivar and the depreciations of the Brazilian real and the Argentine peso against the euro. Thus, exchange rates reduced year-on-year revenue and OIBDA growth in 2013 by 7.5 percentage points.

Note that the Telefónica Group deconsolidated the results from the Atento Group as of the end of November 2012 (following the disposal of the company during the fourth quarter of 2012), therefore affecting year-on-year comparisons of Telefónica’s reported financial results. The results from the sale of the assets of the UK fixed business are also excluded as of May 1, 2013.

Revenues: Revenue in 2013 totalled 57,061 million euros, decreasing 8.5% in reported terms, impacted by the exchange rate differences and the effect of hyperinflation in Venezuela which reduced year-on-year growth by 7.5 percentage points. Additionally, revenues were affected by changes in the consolidation perimeter especially the deconsolidation of the Atento group (-1.7 p.p.). Excluding these impacts, revenue in 2013 rose by 0.7% year-on-year. Telefónica Group’s main revenue growth drivers were Telefónica Latin America and mobile data revenue, partially offsetting the pressure on revenue in Europe.

The structure of revenues reflects the Company’s strong diversification and despite the above mentioned exchange rate impact, Telefónica Latin America accounted for 51% of total revenues in 2013 (+2.2 percentage points compared with 2012), while revenues from European operations as a percentage of Telefónica Group revenues fell by 1.1 percentage points year-on-year (47% of the total). Telefónica Spain’s contribution to consolidated revenues decreased by 1.3 percentage points to less than 23% of the total.

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Condensed consolidated interim financial statements 2013

Mobile data revenues decrease 0.7% in reported terms. Excluding the impact of exchange rate differences and the effect of the hyperinflation in Venezuela, mobile data revenues would increase 9.3% being the main growth driver in 2013. They now account for 37% of mobile service revenues, +3 percentage points compared with 2012. Especially noteworthy is the growth in non-SMS data revenues (+11.2% in reported terms and +22.2% in the year excluding the impact of exchange rate differences and the effect of hyperinflation in Venezuela), which accounted for 64% of total data revenues in the year in reported terms (+7 percentage points year-on-year).

Other income: mainly includes the disposal of non-strategic towers in Latin America and Spain and the profit from the sale of other assets and own work capitalized in our fixed assets. The lower level of sales of non-strategic towers compared to 2012 is the main driver for its decrease.

Other income in 2013 consisted mainly of the sale of non-strategic towers in Latin America and Spain (113 million euros in other income and 111 million euros in OIBDA), the capital gain from the disposal of the assets of the fixed business in the United Kingdom (83 million euros), the capital gain from the sale of assets in Germany (76 million euros) and the capital gain from the sale of the stake in Hispasat (21 million euros).

In 2012 this item is mainly explained by the sale of non-strategic towers in Latin America and Spain (659 million euros in other income and 643 million euros in OIBDA), the gain from the sale of applications (39 million euros), and the capital gains from the sale of the Atento group (61 million euros), of Rumbo (27 million euros) and the partial sale of Hispasat (26 million euros).

Total consolidated expenses, which include supplies, personnel expenses and other expenses (primarily external services and taxes) amounted to 39,678 million euros in 2013. This represents an 8.7% decrease year-on-year in reported terms, which was primarily due to:

•	exchange rate differences and the effect of hyperinflation in Venezuela (-7.3 p.p.);

•	changes in the consolidation perimeter caused by the disposal of Atento and Rumbo (-1.9 p.p.);

•	value adjustments or impairment and loss on sale of companies in 2013, mainly the sale agreements of Telefónica Ireland and Telefónica Czech Republic (+0.4 p.p.); and

•	a contractual change in the commercial model for selling handsets in Chile as a result of which we began in September 2012, to record all of the costs of handsets sold immediately rather than capitalizing such costs and depreciating them over the life of the contract (+0.4 p.p.).

In addition, total expenses in 2012 included value adjustments or impairment and loss on sale of companies totaling a net amount of 624 million euros (-1.4 p.p.), primarily from the sale of part of our stake in China Unicom and a value adjustment of Telefónica Ireland, which increased our expenses in such year.

Excluding the aforementioned items, total expenses grew 1.2% in 2013 compared with 2012, mainly as a result of the greater commercial activity in Telefónica Latin America, focused on capturing high-value customers.

•	Supplies stood at 17,041 million euros in 2013, falling 5.7% with respect to 2012, impacted to a large degree by exchange rate differences and the effect of hyperinflation in Venezuela, which reduced this item by 7.3 percentage points. Additionally, the year-on-year change is affected by changes in the consolidation perimeter (-1.4 p.p.) and by the contractual change in the commercial model for selling handsets in Chile (0.9 p.p.). Excluding both effects, expenses grew 2%, as a result of the greater commercial activity in Telefónica Latin America, both in the mobile segment, due to an increase in the weighting of smartphone sales, and in the fixed business, mainly pay TV, which offset the decline in equipment costs in Europe and the lower termination costs at group level.

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Condensed consolidated interim financial statements 2013

•	Personnel costs totalled 7,208 million euros and fell by 15.9% with respect to 2012, mainly impacted by the exchange rate differences and the effect of hyperinflation in Venezuela (-6.2 p.p.) and changes in the consolidation perimeter (-13.6 p.p.). Excluding both effects personnel expenses increased by 4%, explained by the negative impact of inflation in certain Latin American countries, despite the higher reduction reported at Telefónica Europe to savings from workforce restructuring programs, mainly in Spain, Czech Republic and the UK. This item also reflects non-recurrent restructuring expenses amounting to 156 million euros in 2013 versus 67 million euros in 2012.

The average headcount in 2013 was 129,893 employees, 3.9% lower than the average in 2012 excluding the impact of the deconsolidation of Atento.

•	Other expenses amounted to 15,428 million euros, falling 8.2%, mainly affected by the impact of exchange rate differences and the effect of hyperinflation in Venezuela (-8 p.p.). In addition, it was also affected by changes in the consolidation perimeter (3.5 p.p.), by the above mentioned value adjustment in companies in 2012 and 2013 (-2.6 p.p.) and expenses associated to sale of non-strategic towers (-0.1 p.p.). Excluding these effects this item fell 1.1%, explained by the lower costs in Telefónica Europe, mainly in commercial expenses, systems and networks, due to the efficiency measures carried out especially in Spain, which involved simplification of processes, distribution channel and call centers redefinition, internalization of activities, savings from the restructuring plan and temporary cancelation of the corporate contribution to pension plans.

OIBDA reached 19,077 million euros, showing a decline of 10.1%, impacted by:

•	exchange rate differences and the effect of hyperinflation in Venezuela (-7.5 p.p.);

•	the lower amount of non-strategic towers sold in 2013 compared to 2012 (-2.5 p.p.)

•	changes in the consolidation perimeter mainly caused by the disposal of Atento (-1.0 p.p.);

•	value adjustments or impairment and loss on sale of companies in 2013, mainly the sale agreements of Telefónica Ireland and Telefónica Czech Republic (-1.3 p.p.); and

•	the contractual change in the commercial model for selling handsets in Chile (-0.8 p.p.).

In addition, OIBDA in 2012 included value adjustments or impairment and loss on sale of companies totaling 624 million euros, (+2.9 p.p.) primarily the sale of part of our stake in China Unicom and a value adjustment of Telefónica Ireland, which decreased our OIBDA in such year.

Excluding the aforementioned items, OIBDA for 2013 is stable versus the prior year. OIBDA margin was 33.4% in 2013, down 0.6 percentage points year-on-year in reported terms.

By region, Telefónica Europe contributed the most to consolidated OIBDA, accounting for 52.0% (+3.8 percentage points versus December 2012). Telefónica Latin America represented 49% as margins in Europe increased through the year.

Depreciation and amortization in 2013 (9,627 million euros) registered a year-on-year drop of 7.7%, mainly due to the exchange rate effects and the sale of the Atento Group, Telefónica Ireland, and Telefónica Czech Republic. The depreciation and amortization charges arising from purchase price allocation processes amounted to 856 million euros during the twelve-month period (-11.1% year-on-year).

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Condensed consolidated interim financial statements 2013

Operating income in 2013 totalled 9,450 million euros, decreasing 12.5% year-on-year, highly impacted by exchange rate differences and the effect of hyperinflation in Venezuela (-9.6 p.p). Additionally the year-on-year change is affected by the lower amount of non-strategic towers sold in 2013 as compared to 2012 (-4.9 p.p.), the value adjustment of companies in 2013 and 2012 (4.9 p.p.), sales of companies (-0.1 p.p.), changes in the consolidation perimeter (-1.5 p.p.) and by the contractual change in the commercial model for selling handsets in Chile in 2012 (-0.9 p.p.). Excluding these impacts operating income would have fallen 0.5% year-on-year.

Share of profit (loss) of investments accounted for by the equity method was a loss of 304 million euros in 2013 compared with a loss of 1,275 million euros in 2012 and was affected by adjustments to the value of the stake of Telco, S.p.A. in Telecom Italia, S.p.A and the contribution to results in the year, resulting in a negative impact on “Share of loss of investments accounted for by the equity method” of 267 million euros and 1,277 million euros, respectively.

Net financial expense amounted to 2,866 million euros in 2013, 21.7% lower than in 2012, of which 111 million euros were due to net negative foreign exchange differences. Excluding this effect, net financial expenses fell 11.8% year-on-year, mainly due to an 11.4% reduction in the average debt. The effective cost of debt over the last twelve months, excluding exchange rate differences is 5.34%, 3 b.p. below December 2012, with the savings from management improvements over the gross cost of debt in euros offsetting the impact on the effective cost of most of the average debt reduction being in euros (with below average costs).

Corporate income tax in 2013 stood at 1,311 million euros, on a pre-tax income of 6,280 million euros, implying an effective tax rate of 20.9%, 4.0 percentage points lower year-on-year. This is mainly due to the recognition in 2012 of the tax inspection acts in Spain.

Profit attributable to non-controlling interests reduced 2013 net profit by 376 million euros and was down 20.7% year-on-year, mainly as a result of the lower profit attributed to minority interests in Brazil, affected by the exchange rate.

As a result of the performance of the above items, profit for the period in 2013 was 4,593 million euros (16.9% higher year-on-year).

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Condensed consolidated interim financial statements 2013

Risks and uncertainties facing the Company

The Telefónica Group’s business is conditioned by a series of intrinsic risk factors that affect exclusively the Group, as well as a series of external factors that are common to businesses of the same sector. The main risks and uncertainties facing the Company which could affect its business, financial position, reputation, corporate image and brand and its results, must be considered jointly with the information in the interim financial statements of 2013, and are as follows:

Group-related risks

Worsening of the economic and political environment could negatively affect business.

Telefónica’s international presence enables the diversification of its activities across countries and regions, but entails the need of considering various legislations, as well as the political and economic environments of the countries in which it operates. Any adverse developments or even just uncertainties in this regard, or possible exchange-rate or sovereign-risk fluctuations may adversely affect the business, financial position, cash flows and/or the performance of some of the Group’s economic and financial parameters.

With respect to the economic environment, the Telefónica Group’s business is impacted by overall economic conditions in each of the countries in which it operates. Economic conditions may adversely affect the level of demand of existing and prospective customers, as they may no longer deem critical the services offered by the Group. The main macroeconomic factors that could have an adverse impact on consumption and, accordingly, on the level of demand for our services and finally, on Telefónica Group’s results, are: the shortage of credit in an environment of adjustment of banks’ balance sheets; the evolution of the labor market; the worsening of consumer confidence, with an increase in saving rates as an immediate consequence; or the needs for greater fiscal adjustment, which would negatively impact on the household income levels and corporate investments, expenses and revenues.

This economic risk might be significant in some European countries which are on the road to recovery but are rebounding more slowly due to financial imbalances that must continue to be corrected. According to the European Economic and Financial Affairs Council, the European economy is expected to have shrunk by -0.4% in 2013 and will only grow 1.1% in 2014, assuming, therefore, that private consumption growth may be weak in certain cases. In this region, Telefónica Group generated 47% of the Group’s total revenues in 2013 (including 22.7% in Spain, 11.7% in the UK and 8.6% in Germany).

Also, the impact of the sovereign debt crisis and the rating downgrades in certain Euro Area countries should be taken into account. Any additional deterioration in the sovereign debt markets, doubts about developments in European projects (e.g. implementation of the banking union project, the results of the European elections or progress towards fiscal integration), as well as further credit restrictions by the banking sector could have an adverse effect on the Telefónica’s ability to access funding and/or liquidity which could have a significant adverse effect on the Group’s businesses, financial position, results of operations and cash flows. In addition, the Group’s business may be affected by other possible effects from the economic crisis, including a possible insolvency of key customers and suppliers.

In Latin America, the most important challenge is the exchange-rate risk in Venezuela and Argentina (with a sustained accelerated depreciation of the peso against the dollar), given the negative impact that a higher than expected depreciation in their currencies could have on cash flows from both countries. The economic outlook for the entire region suggests that growth rates will remain stable at around 3%, supported by solid domestic demand fundamentals. International scene, despite being not so favorable as in the past periods, it will remain to have a relatively benign impact on the region, except for potential periods of volatility linked to the evolution of the developed financial markets (especially long-term interest rates in the United States affected by the U.S. Federal Reserve’s intervention that are not discounted in the market), a greater than envisaged economic slowdown in Asia (a key region for Latin America), and the slow progress being made with structural reforms projects in the majority of these countries which limits potentially higher growth rates. The most significant internal macroeconomic risk factors in the region would be the very high inflation rates in Venezuela and Argentina that could lead to economic stagnation in these countries, the delicate situation of Venezuela’s public finance, and the deterioration in the external accounts of countries such as Argentina, Brazil, Chile and Peru; though with very different funding outlooks for the latter three (favorable) than the first.

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Condensed consolidated interim financial statements 2013

In relation to the political environment, the Group’s investments and operations in Latin America could be affected by a series of risks related to economic, political and social factors in these countries, collectively denominated “country risk,”. On this point, approximately 15% of our revenues in the telephony business are generated in countries that do not have investment grade status (in order of importance Venezuela, Argentina, Ecuador, Guatemala, Nicaragua, El Salvador and Costa Rica), and other countries are only one notch away from losing this threshold. Also note that despite clear improvements in Brazil, recent announcements by the ratings agencies considering a possible downgrading of its credit rating could, depending on the extent of the downgrading, result in strong exchange-rate volatility due to an outflow of investments, especially strong in fixed-income.

Among the factors included in the concept of “country risk”, we highlight:

•	government regulation or administrative polices may change unexpectedly, including changes that modify the terms and conditions of licenses and concessions and their renewal (or delay their approvals) which could negatively affect the Group’s interests in such countries;

•	abrupt exchange-rate fluctuations mainly due to situations of high levels of inflation and “twin deficits” (in public finance and external sector) with the resulting exchange-rate overvaluation. This movement could lead to a strong exchange-rate depreciation in the context of a floating exchange rate regime, to a significant devaluation off the back of abandoning fixed exchange rates regimes, or to the introduction of varying degrees of restrictions on capital movement. For example, in Venezuela, the official U.S. Dollar to Bolivar fuerte exchange rate is established by the Central Bank of Venezuela and the Minister of Finance, with an alternative market for attracting foreign currency through SICAD’s fortnightly auctions. Additionally, the acquisition of foreign currencies by Venezuelan or Argentinian companies (in some cases) to pay foreign debt or dividends is subject to the pre-authorization of the relevant authorities. Also, the Argentinean peso is following a sustained accelerated depreciation against the U.S. dollar;

•	governments may expropriate or nationalize assets, or make adverse tax decisions, or increase their participation in the economy and in companies;

•	economic-financial downturns, political instability and civil disturbances may negatively affect the Telefónica Group’s operations in such countries; and

•	maximum profit margins limits may be impose in order to limit the prices of goods and services through the analysis of cost structures. Thus, in Venezuela, a maximum profit margin has been introduced that will be set annually by the Superintendence for the defense of socio-economic rights.

The Group’s financial condition and results of operations may be adversely affected if it does not effectively manage its exposure to foreign currency exchange rates, interest rates or financial investment risks.

At December 31, 2013, 71% of the Group’s net debt (in nominal terms) had its interest rates fixed over a year, while 23% was denominated in a currency other than the euro.

To illustrate the sensitivity of financial expenses to a change in short-term interest rates at December 31, 2013: (i) a 100 basis points increase in interest rates in all currencies in which Telefónica has a financial position at that date would lead to an increase in financial expenses of 118 million euros, (ii) whereas a 100 basis points decrease in interest rates in all currencies except the euro, dollar and the pound sterling (these to zero rates in order to avoid negative rates), would lead to a reduction in financial expenses of 55 million euros. These calculations were made assuming a constant currency and balance position equivalent to the position at that date and bearing in mind the derivative financial instruments arranged.

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Condensed consolidated interim financial statements 2013

According to the Group’s calculations, the impact on results and specifically changes in the value of a 10% depreciation of Latin American currencies against the U.S. dollar and a 10% depreciation of the rest of the currencies against the euro would result in exchange losses of 42 million euros, primarily due to the weakening of the Venezuelan bolivar and, to a lesser extent, the Argentinean peso. These calculations had been made assuming a constant currency position with an impact on profit or loss at December 31, 2013 including derivative instruments in place.

The Telefónica Group uses a variety of strategies to manage this risk, mainly through the use of financial derivatives, which themselves are also exposed to risk, including counterparty risk. Furthermore, the Group’s risk management strategies may not achieve the desired effect, which could adversely affect the Group’s business, financial condition, results of operations and cash flows.

Existing or worsening conditions in the financial markets may limit the Group’s ability to finance, and consequently, the ability to carry out its business plan.

The performance, expansion and improvement of the Telefónica Group’s networks, the development and distribution of the Telefónica Group’s services and products, the development and implementation of the Company’s strategic plan, as well as well as the development and implementation of new technologies or the renewal of licenses require a substantial amount of financing.

The performance of financial markets in terms of liquidity, cost of credit, access and volatility, continues to be overshadowed by persisting uncertainty regarding certain factors such as the pace of economic recovery, the health of the international banking system and the concerns regarding the burgeoning deficits of some European countries. The worsening international financial market credit conditions caused by some of these factors could make it more difficult and more expensive to refinance existing financial debt or arrange new debt if necessary, and more difficult and costly to raise funds from our shareholders, and may negatively affect the Group’s liquidity. At December 31, 2013, gross financial debt scheduled to mature in 2014 amounted to 9,214 million euros (which includes: (i) the net position of derivative financial instruments, certain current payables and (ii) 582 million euros of notes with an option of early repayment and no contractual obligation to be repaid), and gross financial debt scheduled to mature in 2015 amounted to 6,802 million euros. Despite having covered gross debt maturities of 2014 and 2015 by available cash and lines of credit at December 31, 2013, possible difficulties to maintain the current safety margin, or the risk that this could be significantly and unexpectedly exhausted, could force Telefónica to use resources allocated for other investments or commitments for payment of its financial debt, which could have a negative effect on the Group’s businesses, financial position, results of operations or cash flows.

Although the Group maintains liquidity coverage on 24-month maturities, obtaining financing on the international capital markets could also be restricted, in terms of access and cost, if Telefonica’s credit ratings are revised downwards, either due to lower solvency or operating performance, or as a result of a downgrade in the rating for Spanish sovereign risk by rating agencies. Any of these situations could have a negative impact on our ability to deal with our debt maturities.

Moreover, market conditions could make it harder to renew existing undrawn credit lines, 10% of which, at December 31, 2013, initially mature prior to December 31, 2014.

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Condensed consolidated interim financial statements 2013

Risks related to the Group’s industry

The Group operates in a highly regulated industry which requires government concessions for the provision of a large part of its services and the use of spectrum, which is a scarce and costly resource.

The telecommunications sector is subject to laws and regulations in different countries, and additionally, many of the services provided require the granting of a license, concession or official approval, which usually requires certain obligations and investments to be made, such as those relating to spectrum availability. Among the main risks of this nature are the spectrum and licenses/concessions, rates, universal service regulation, fiber networks, privacy, functional separation of businesses and network neutrality.

Thus, as the Group provides most of its services under licenses, authorizations or concessions, it is vulnerable to administrative bodies decisions, such us economic fines for serious breaches in the provision of services and, eventually, revocation or failure to renew these licenses, authorizations or concessions or the granting of new licenses to competitors for the provisions of services in a specific market.

The Telefónica Group pursues its license renewal in the terms referred in their respective contractual conditions, though it cannot guarantee that it will always complete this process successfully or under the most beneficial terms for the Group. In many cases complying with certain obligations is required, including, among others, minimum specified quality standards, service and coverage conditions and capital investment. Failure to comply with these obligations could result in the imposition of fines, revision of the contractual terms, or even the revocation of the license, authorization or concession. Additionally, the Telefónica Group could be affected by regulatory actions carried out by antitrust of competition authorities. These authorizations could prohibit certain actions, such as new acquisitions or specific practices, create obligations or lead to heavy fines. Any such measures implemented by the competition authorities could results in economic and/or reputational loss for the Group, in addition to a loss of market share and/or in harm to the future growth of certain businesses.

Regulation of spectrum and government concessions:

The “Digital Single Market” packaged of measures is currently being amended by the European Parliament to include important measures affecting, inter alia, spectrum regulation. Although these measures are not yet final, they could have significant implications as they include new provisions on secondary markets, criteria to apply at auctions, renewals and terms of licensees, etc.

In 2015/2016, in Germany, it is expected that frequencies in the 900/1800 MHz band licenses, expiring at the end of 2016, will be renewed. The German regulator has adopted a proposal decision envisaging an auction of spectrum in the 900 MHz, 1800 MHz, 700 MHz and 1500 MHz bands. Furthermore, it is proposed, for operators holding 900 MHz GSM band licenses, the reservation of 2X5 MHz in this band. Aforementioned reservation entails a 99% population coverage obligation. Moreover, European and National regulators are reviewing the implications of the merger of Telefónica Germany and E-Plus, and any potential remedies or conditions. Remedies could affect the spectrum finally available. In Spain, it is expected that the previously auctioned frequencies in the 800 MHz band from the digital dividend, will be allocated on January 1, 2015. For its part, in the UK a tax rate increase for the use of the spectrum in 900 and 1800 MHz band is under discussion, the outcome is uncertain.

Main allocation criteria for the 700 MHz band (Digital Dividend II) will be defined in coming years in Europe. This could involve facing new cash outflow ahead of schedule (most likely scenario is currently seen as to have this spectrum between 2018 and 2021).

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Condensed consolidated interim financial statements 2013

In Latin America, spectrum auctions will take place entailing potential outflows to obtain new licenses or to meet the coverage requirements associated with these licenses. Specifically, the following procedures are in progress or expected to take place in 2014:

•	Brazil. Auction of the 700 MHz band. Allocation of frequencies in the 700 MHz band for fixed-line and mobile telephone and broadband services has being approved. However, the allocation process requires television channels currently occupying this band to be migrated and Anatel to complete its analysis regarding spectrum interference between mobile and television services.

•	Chile. Auction of the 700 MHz band.

•	Ecuador. Negotiations underway to obtain additional frequencies in the 1900 MHz band.

•	El Salvador. The auction of one block in the 1900 MHz band and another in the AWS band had been postponed, although this issue might be resolved in the coming months.

•	Venezuela. Auction in the AWS band (1710-2170 MHz frequencies) and in the 2.5 GHz band, has been suspended.

On the other hand, negotiations to renew 850 MHz/1900 MHz licenses in Colombia (where a legal action regarding the reversion of assets at the end of the license terms is in place) and 850/1900 MHz licenses in Panama are under way. In Peru, an application for partial renewal of the concessions for the provision of the fixed-line service for another five years has been made, although assurance has been given that the concession will remain in force until November 2027. Also, a new law has also been enacted establishing mobile virtual network operator (MVNOs) and Rural Mobile Infrastructure Operators (RMIOs) in the Peruvian market. In Mexico, it is envisaged, in development of the constitutional reform enacted due to the “Pact for Mexico” political initiative, the creation of a wholesale network publicly owned which will offer wholesale services in the 700 MHz band, the funding and the marketing model of this project have not been determined at present

On the other hand, Telefónica UK was awarded two 10 MHz blocks of spectrum in the 800 MHz band in 2013 to roll out a national 4G network. In Spain, the following license extensions have been granted: in the 900 MHz band, 4 MHz from July 2025 to December 2030 and 1 MHz from February 2015 to December 2030, likewise, in the 1800 MHz band a 20 MHz license has been extended from 2028 to December 2030. Moreover, in 2013, Telefónica also obtained spectrum licenses in Uruguay (2x5 MHz in the 1900 MHz band), Colombia (30 MHz in the AWS band) and Peru (20+20 MHz in the 1700 MHz band). In 2013 Telefonica Brazil requested the amendment of the Terms of its Authorization for the “L” band in order to relocate the blocks of radiofrequencies. Currently, the “L” band is located in the 3G radiofrequencies (1.9/2.1GHz). The notice of the “L” band provided for such relocation and the request ensured a more efficient use of the spectrum for Telefonica Brazil. CAPEX associated with the new spectrum in 2013 amounted to 1,224 million euros.

In 2012, Telefónica Ireland was awarded spectrum in the 800, 900 and 1800 MHz bands. In Brazil, Telefónica was awarded a block of the 2500 MHz “X” band (20+20 MHz), including the 450 MHz band in certain states. In the spectrum auction, Telefónica Brazil had to compensate the former licensees of this bandwidth, used for multichannel multipoint distribution services. The other operators also awarded spectrum shall, in turn, compensate Telefónica Brazil. Part of these compensation requirements is being legally contested. In Venezuela, the concession agreement between Telefónica Venezolana and the Regulator for an additional 20 MHz in the 1900 MHz band was executed. Telefónica Móviles Chile, S.A. was awarded radiofrequencies for 4G technology in the 2.6 GHz band (2x20 MHz), and in Nicaragua Telefónica was granted 36 MHz in the 700 MHz band.

The Company’s failure to obtain sufficient or appropriate spectrum capacity in the jurisdictions discussed above or any others in which it operates or its capacity to assume the related costs, could have an adverse impact its ability to launch and provide new services and on the Company’s ability to maintain the quality of existing services, which may adversely affect the Group’s financial condition, results of operations and cash flows.

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Condensed consolidated interim financial statements 2013

Regulation of wholesale and retail charges:

In terms of roaming, the regulated “Eurotariffs” will be reduced in July 2014, as per the Regulation approved in 2012. The structural roaming solutions which could lead to a price decrease in the intra-european roaming services, will also take effect in July 2014. Furthermore, the packet of “Digital Single Market” measures mentioned above also includes a proposal to eliminate EU roaming charges in July 2016 as well as international charges.

The decreases in wholesale mobile network termination rates in Europe are also noteworthy. In the UK, wholesale mobile network termination rates will be reduced to 0.845 pence/minute from April 1, 2014 (representing a 0.3% reduction compared to the current rates), while the termination rate in Germany was set at 0.0179 euro/minute as from December 31, 2013 (3.24% lower than the previous termination rates). The European Commission has requested that the German regulator withdraw or amend its latest decision on mobile termination rates. There is a risk that the European Commission will initiate infringement proceedings, against Germany, and rates may be further reduced. In Spain, the schedule for reducing mobile network termination rates has reached the target rate (1.09 euros) in July 2013, representing close to 61% lower than the wholesale prices in force until that date. As from July 2013, the target price reached will remain in force until new target prices are set. The Spanish regulator has yet to make its decision on this matter. Based on a High Court ruling in Ireland, a mobile termination rate of 2.60 euro cents was provisionally imposed (more favorable than the figure initially proposed by the regulator), applicable from July 1, 2013 (representing 29.35% lower the previous termination rates). The Irish regulator is also developing a more adverse cost model based on long-run incremental cost (LRIC) price calculation, which is expected to be announced in July 2014.

Also, in Latin America, there are moves to review mobile termination rates leading to these being reduced. Thus, for example, developments in Mexico are among the most relevant, where the declaration of dominant operators in the telecommunications market is expected to lead to asymmetric regulatory measures that must be set. The Company’s competitive position may benefit to a greater or lesser extent depending on the scope of these measures. Telefónica México has filed an administrative appeal against the 2011 resolutions of the Federal Telecommunications Commission of México (Cofetel) regarding mobile network termination rates (representing a 61% reduction compared to the previous rates). As of today, no ruling has been made on this appeal. Once these appeals have been concluded, the rates applied may be further reduced retroactively. As of today, Cofetel has not approved the termination rates for 2012, 2013, or 2014.

In Brazil, in October 2011, the regulator (Anatel) approved the fixed-mobile rate adjustment Regulation, which provides a progressive reduction of these rates until 2014 through a reduction factor, which will be deducted from the inflation, and implying a reduction of approximately 29% in 2012-2014. However, the Plano Geral de Metas de Competiçao (PGMC) of the end of 2012 extended application of the reduction to 2015 and amended the rates for 2014 and 2015 (75% of the 2013 rate in 2014 and 50% of the 2013 rate in 2015). A draft law has been prepared in Brazil to abolish the basic telephony service monthly fee. “Price protection” practices (reimbursement of price differences of a product to customers if this falls within a relative short period of time) may also have a negative effect, both in economic and image terms.

In Chile, a process to set new fixed-line termination charges is ongoing. A Tariff Decree has been passed for mobile networks covering the 2014-2019 five-year period. The new Tariff Decree entered into effect on January 25, 2014 and implies a reduction of 73.4% with respect to the previous rates. In Ecuador the rate-related risks also concern a reduction in rural and urban telephony charges, a reimbursement of top-up balances, as well as rounding to the nearest minute.

The implementation of the Enabling Act (Ley Habilitante) in Venezuela also confers full powers to the President to implement price controls measures, and it is therefore expected that it will not be possible to raise Movistar retail rates in line with high Venezuela inflation. In relation to mobile termination rates with the national operator of reference, these have been reduced 6% compared to the previous rates.

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Condensed consolidated interim financial statements 2013

In Peru, the previously applicable rate was reduced by 24.24% in October 2013.

In Colombia, a decision was adopted establishing a gradual reduction for termination mobile rates. Regarding the termination model for time, the reduction for 2014 is 19.8 % and 24.6 % for 2015. For the capacity model the reduction will be 10.9 % for 2014 and 12.3 % for 2015. In relation with fix networks (for extended local networks) the reduction will be 50% for 2014 and 100% for 2015.

Regulation of universal services:

The European Commission on its formal obligation to review the Universal Service Directive will launch a public consultation whose objective will be to modify the scope of their obligations and include, at a European level, far higher broadband speeds than are currently provided. Depending on the terms set forth in the new regulation, implementation at a local level could lead to higher costs for both the universal service provider and the operators forced to finance the Universal Service.

The regulator in Brazil has modified the universal service targets. This represents a risk on the Company’s positive balance resulted from the fulfilment of 2003 universal service targets, whose implementation was less costly than the initially established targets, leaving a positive balance for the Company.

The new requirements that cause this positive balance could apply until 2025, and extend beyond on issues such as, for example, rural telephony services and the expansion of the backhaul network. Rural telephony services are another risk in Brazil given the obligations arising from the switched fixed-line telephone services model and the obligations to provide mobile coverage in certain rural areas of the country.

Regulation of fiber networks:

It is expected that in 2014, Spanish National Competition Authority (Comisión Nacional de los Mercados y la Competencia) will study broadband market regulation in Spain. This could increase Telefónica’s regulatory obligations in Spain, especially wholesale market obligations concerning access to fiber networks, and its pricing.

Regulations on privacy:

In Europe, a new Data Protection Regulation is in the pipeline before the end of the current European legislative term (spring 2014). This could lead to certain critical provisions laid down in the current draft of the Regulation (presently under debate) being worded in such a way that stops or hinders Telefónica from launching some services, that focus on the processing of personal data.

Regulation of functional separation:

The new principles established in Europe’s common regulatory framework, adopted in 2009 and transposed in the national legislation of each Member State in which Telefónica operated during 2011 and 2012 could result in greater regulatory pressure on the local competitive environment. Specifically, this framework supports the possibility of national regulators, in specific cases and under exceptional conditions, forcing operators with significant market power and vertically-integrated operators to separate their wholesale and retail businesses at a functional level. They would therefore be required to offer equal wholesale terms to third-party operators that acquire these products.

Regulation of network neutrality:

In Europe, application of the current regulatory framework means that it is likely that during 2014, the Body of European Regulators for Electronic Communications (BEREC) and national regulators will strengthen their supervision of operators with regard to blocking of access, discrimination of applications or Internet service quality. The European Parliament and the Council are simultaneously debating the draft of the European Digital Market Regulation proposed by the European Commission, in particular concerning network neutrality, network management or differentiation of Internet access service characteristics. All of them are aspects of great importance that have a direct impact on potential business models that can be developed in the future.

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Condensed consolidated interim financial statements 2013

Presently we have countries where net neutrality has already been ruled, such us Chile and Colombia. But it is a live issue and with varying degree of development in the rest of the countries .In Germany, the Economy Minister published a draft law on June 20, 2013 to regulate neutrality, especially with regard to blocking and discrimination of content and Internet services. The text is pending approval by parliament in 2014 after the new government was sworn in during December 2013.

In Brazil, the Civil Rights Framework for Internet Governance is being debated by Congress and is expected to be approved in the first quarter of 2014. It includes policies on the Internet such as network neutrality. Activities regarding net neutrality have been, as of today, focused in supervision of the quality of the services: in October 2011, Anatel approved the regulations of the Service Quality of Multimedia Communication Service (includes fixed internet) and Personal Mobile Service (including mobile internet). Aforementioned regulations, regulates the measurement made from independent entities on quality delivered and perceived by ISPs to customers.

If changes to regulation such as those described above, or otherwise, occur in the various jurisdictions where the Telefónica Group operates, it could have a material adverse effect on our business and results of operations.

Customers’ perceptions of services offered by the Company may put it at a disadvantage compared to competitors’ offerings.

Customers’ perceptions of the services and products offered are critical to operating in highly-competitive markets. The ability to predict and respond to the changing needs and demands of customers affects the Company’s competitive position relative to other technology sector companies, and its ability to extract the value generated during this process of transformation. Failure to do so appropriately could have an adverse impact on the Group’s financial condition, results of operations and cash flows.

Company may not be able to adequately foresee and respond to technological changes and sector trends.

In a sector characterized by rapid technological change, it is essential to be able to offer the products and services demanded by the market, and consider the impacts of changes in the life cycle of technical assets, finely adjust margins, and select the right investments to make.

The Telefónica Group operates in markets that are highly competitive and subject to constant technological development. Therefore, as a consequence of both characteristics, it is subject to the effects of actions by competitors in these markets and to its ability to anticipate and adapt to constant technological changes taking place in the industry.

To compete effectively on these markets, the Telefónica Group needs to successfully market its products and services and respond to both commercial actions by competitors and other competitive factors affecting these markets, anticipating and adapting promptly to technological changes, changes in consumer preferences and general economic, political and social conditions. Failure to do so appropriately could have an adverse impact on the Group’s financial condition, results of operations and cash flows.

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Condensed consolidated interim financial statements 2013

New products and technologies arise constantly, while the development can render obsolete the products and services the Telefónica Group offers and the technology it uses. This means that Telefónica must invest in the development of new products, technology and services so it can continue to compete effectively with current or future competitors, and which may result in the decrease of the Group’s profits and revenue margins. In this respect, margins from traditional voice and data business are shrinking, while new sources of revenues are deriving from mobile internet and connectivity services that are being launched. Research and development costs amounted to 1,046 million euros and 1,071 million euros in 2013 and 2012, respectively, representing 1.8% and 1.7% of the Group’s consolidated revenue, respectively. One technology that telecommunications operators, including Telefónica (in Spain and Latin America), are focused on is the new FTTx-type network, which offers broadband access using optical fiber with superior services, e.g. internet speed of up to 100MB or HD television services. However, substantial investment is required to deploy these networks, which entails fully or partially substituting copper loop access with optic fiber. An increasing demand for the capabilities offered by these new networks to end users exist, however, the high level of the investments requires a continuous analysis of the return on investment.

The explosion of the digital market, and entry of new actors in the communications market, such as Mobile Virtual Network Operators (MVNOs), internet companies or device manufacturers, may cause the loss of value of certain assets, and affect its ability to generate income. Therefore, it is necessary to update the business model, encouraging the pursuit of incomes and additional efficiencies to the more traditional. Failure to do so appropriately could have an adverse impact on the Group’s financial condition, results of operations and cash flows.

In addition, the ability of the Telefonica Group’s IT systems (operational and backup) to respond the Company’s operating requirements is a key factor to be taken into account with respect to the commercial development, customer satisfaction and business efficiency.

The Company depends on the suppliers.

The existence of critical suppliers in the supply chain, especially in areas such as network infrastructure, information systems or handsets, with a high concentration in a small number of suppliers, poses risks that may affect the operation, and may cause contingencies or damages to the Company’s image in the event that inappropriate practices were produced by a participant in the supply chain.

As of December 31, 2013, the Telefónica Group depends on 8 handset suppliers and 12 network infrastructure suppliers, which together accounted for 80% of orders. These suppliers may, among other things, extend delivery times, raise prices and limit supply due to their own shortages and business requirements.

If these suppliers fail to deliver products and services to the Telefónica Group on a timely basis, it could jeopardize network deployment and expansion plans, which in some cases could adversely affect the Telefónica Group’s ability to satisfy its license terms and requirements or have an adverse impact on the Group’s business, financial condition, results of operations and cash flows.

Unanticipated network interruptions can lead to quality loss or the interruption of the service.

Unanticipated network interruptions as a result of system failures, including those due to network, hardware or software or cyber-attacks, which affect the quality of or cause an interruption in the Telefónica Group’s service, could lead to customer dissatisfaction, reduced revenues and traffic, costly repairs, penalties or other measures imposed by regulatory authorities and could harm the Telefónica Group’s image and reputation.

Telefónica attempts to mitigate these risks through a number of measures, including backup systems and protective systems such as firewalls, virus scanners and other physical and logical security. However, these measures are not always effective. Although the Telefónica Group has insurance policies to cover this type of incidents and risks, these policies may not be sufficient to cover all possible monetary losses, although the claims and loss in revenue caused by service interruptions to date have been covered by these policies.

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Condensed consolidated interim financial statements 2013

The telecommunications industry may be affected by the possible effects of electromagnetic fields, emitted by mobile devices and base stations, may have on human health.

In some countries, there is a concern regarding potential effects of electromagnetic fields, emitted by mobile devices and base stations, on human health. This public concern has caused certain governments and administrations to take measures that have hindered the deployment of the infrastructures necessary to ensure quality of service, and affected the deployment criteria of new networks and digital services such as smart meters development.

There is a consensus between various expert groups and public health agencies, including the World Health Organization (WHO), who claim that at the moment there have not been established risks for exposure to low frequency signals in mobile communications. The scientific community is still investigating this issue especially on mobile devices. Exposure limits for radio frequency suggested in the guidelines of the Protection of Non-Ionizing Radiation Protection Committee (ICNIRP) have been internationally recognized. The mobile industry has adopted these exposure limits and works to request authorities’ worldwide to adopt these standards.

Society’s worries about radiofrequency emissions may discourage the use of mobile devices and new digital services, which could cause the public authorities to implement measures restricting where transmitters and cell sites can be located and how they operate, and the use of our mobile telephones, the massive deployment of smart meters and other products using mobile technology. This could lead to the Company being unable to expand or improve its mobile network.

The adoption of new measures by governments or administrations or other regulatory interventions in this respect, and any future assessment on the adverse impact of electromagnetic fields on health, may negatively affect the business, financial conditions, results and cash flows of Telefonica Group.

Possible regulatory, business, economic or political changes could lead to asset impairment.

The Telefónica Group reviews on an annual basis, or more frequently when the circumstances require it, the value of assets and cash-generating units, to assess whether their carrying values can be supported by the future expected cash flows, including, in some cases synergies allowed for in acquisition cost. Potential changes in the regulatory, business, economic or political environment may result in the need to introduce changes to estimates made and recognize impairment losses in goodwill, intangible assets or fixed assets. Although the recognition of impairments of property, plant and equipment, intangible assets and financial assets results in a non-cash charge on the income statement, it could adversely affect the results of the Telefónica Group’s operations. In this respect, the Telefónica Group has experienced impairment losses on certain of its investments, affecting the results of the year in which they were made. Thus, with respect to the investment in Telco, S.p.A., it has been made value adjustments in fiscal years 2012 and 2013 resulted in 1.277 million euros and 267 million euros, respectively. Also in 2012, the revision of the value of Telefónica operations in Ireland, resulted in a negative impact of 527 million euros.

Our networks carry and store huge volumes of confidential, personal and corporate data, and our Internet access and hosting services may lead to claims for illegal or illicit use of the Internet.

Our networks carry and store huge volumes of confidential, personal and business data, both voice and data traffic. We store increasing quantities and types of customer data in both business and consumer segments. Despite our best efforts to prevent it, Telefónica may be found liable for the loss, transfer, or inappropriate modification of the customer data or general public data stored on its servers or transmitted through its networks which could involve many people and have an impact on the Company’s reputation, or lead to legal claims and liabilities that are difficult to measure in advance.

Our Internet access and hosting servers could lead to claims for illegal or unlawful use of the Internet. Telefónica, like other telecommunications providers, may be held liable for the loss, transfer or inappropriate modification of the customer data stored on its servers or carried by its networks.

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Condensed consolidated interim financial statements 2013

In most countries in which Telefónica operates, the provision of its internet access and hosting services (including the operation of websites with shelf-generated content) are regulated under a limited liability regime applicable to the content that it makes available to the public as a technical service provider, particularly content protected by copyright or similar laws. However, regulatory changes have been introduced imposing additional obligations on access providers (such as. blocking access to a website) as part of the struggle against some illegal or illicit uses of the internet, notably in Europe.

Telefónica and Telefónica Group companies are party to lawsuits, tax claims, antitrust and other legal proceedings.

Telefónica and Telefónica Group companies are party to lawsuits, taxt claims and other legal proceedings in the ordinary course of their businesses, the financial outcome of which is unpredictable. An adverse outcome or settlement in these or other proceedings could result in significant costs and may have a material adverse effect on the Group’s business, financial condition, results of operations, reputation and cash flows. In particular, regarding tax and antitrust claims, Telefonica Group has open judicial procedures in Peru concerning the clearance of previous years’ income tax, which contentious-administrative appeal is currently on its way; as well as in Brazil CADE’s (Conselho Administrativo de Defensa Ecônomica) as regards the acquisition of a 50% stake in VIVO and tax open procedures, primarily relating to the CIMS (tax on telecommunication services).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: February 27th, 2014	By:	/s/ Miguel Escrig Meliá
		Name:	Miguel Escrig Meliá
		Title:	Chief Financial Officer